RECEIVED
2006 APR 19 A 11:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Rabobank Nederland**
*Directoraat Control Rabobank Groep*

*Visiting address* Croeselaan 18, Utrecht

*Telephone* 00 31 302162615
*Fax* 61928

*Sender* UC-G 717, Postbus 17100, 3500 HG Utrecht

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

06012665

SUPPL

*Our reference* BB/jcd
*Date* April 4 , 2006

*Subject* **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed press releases from the period March 2006 and the Pricing Supplements of March 2006 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland

Prof.dr.ir. Bert Bruggink
Executive Board / CFO Rabobank Group

APR 19 2006
THOMSON
FINANCIAL

dw 4/19

Rabobank



## Latest News

08 March 2006

**RABOBANK GROUP ON TRACK: NET PROFIT UP 16%**

**Executive Board Chairman Bert Heemskerk: 'All Rabobank Group business units contributed to the profit growth'.**

- Net profit: +16%
- Income: +2%
- Expenses: fractionally lower
- Savings: +10%
- Private-sector lending: +12%
- Tier 1 ratio: 11.6

With 16% growth in net profit, Rabobank Group exceeded its long-term target of 12% in 2005. Bert Heemskerk, chairman of the Executive Board: 'We're on track. Despite the changeable economic climate, Rabobank Group has exceeded its profit target. Our commercial operations accounted for the bulk of the profit growth, to which all business units contributed across the Group. We also made significant advances at the strategic level, in the Netherlands and internationally.'

Rabobank Group posted a significant financial result in 2005, with net profit rising to EUR 2,083 (1,793)? million. Income was up 2% and total expenses were fractionally lower. Rabobank strengthened its equity position in 2005 with the issue of new Member Certificates. As with previous issues of Member Certificates, demand was so high that the issue was oversubscribed. Thanks partly to the successful issue of Member Certificates III, the Tier I ratio improved from 10.9 to 11.6. Private-sector lending was 12% higher, at EUR 278 (249) billion, and funds entrusted increased by 5% to EUR 186.4 (177.5) billion.

Last year saw further progress towards the achievement of Rabobank Group's strategic objective for the Dutch market: to be the leading financial services provider across the board. Interpolis was sold to Eureko in exchange for an additional holding in the latter, taking Rabobank's stake in Eureko from 5% to 37% and giving it a substantial interest in the largest insurance company in the Netherlands.
The merging of the local Rabobanks, to create larger

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units which are better equipped to serve their markets, is on schedule. The number of local banks decreased in 2005 from 288 to 248.

At the international level, too, Rabobank Group is on track to become the bank for the global food & agri sector. With the completion last month of the acquisition of Central Coast Bancorp in California, announced in 2005, Rabobank has also become the owner of the subsidiary Community Bank of Central California, which operates an extensive branch network. Rabobank expanded its operations in Brazil, with the opening of eight branches to service the larger agricultural enterprises. In Tanzania, a consortium consisting of Rabobank and three local partners took a 49% interest in National Microfinance Bank (NMB) under the Rabobank Development Program.

**Outlook**

Bert Heemskerk is optimistic about the prospects for 2006 and expects the Dutch economy to sustain the recovery which started in the second half of 2005. 'I predict economic growth of around 2,75% this year, with both consumer spending and business investment at a higher level. Exports will also grow, following the economic upturn which has started elsewhere in Europe. That's good news for Dutch business and for the consumer. As a bank, we expect to benefit from the economic growth,' he says.

With the economy picking up and inflation starting to rise across Europe, some increase in both short-term and long-term interest rates is predicted, but Rabobank expects interest rates in the eurozone to remain low, viewed in a historical perspective. Bert Heemskerk: 'With interest rates staying low, and given the intense competition between banks in key segments such as the SME and mortgage loan markets, we expect the interest margin to remain under pressure.'

Disclaimer:
This Annual Report is a translation of the Dutch Annual Report. In the event of any conflict in interpretation, the Dutch orginal takes precedence.

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# Press release

**8 March 2006**



## *RABOBANK GROUP ON TRACK: NET PROFIT UP 16%*

### *Executive Board Chairman Bert Heemskerk: 'All Rabobank Group business units contributed to the profit growth'.*

- **Net profit: +16%**
- **Income: +2%**
- **Expenses: fractionally lower**
- **Savings: +10%**
- **Private-sector lending: +12%**
- **Tier 1 ratio: 11.6**

**With 16% growth in net profit, Rabobank Group exceeded its long-term target of 12% in 2005. Bert Heemskerk, chairman of the Executive Board: 'We're on track. Despite the changeable economic climate, Rabobank Group has exceeded its profit target. Our commercial operations accounted for the bulk of the profit growth, to which all business units contributed across the Group. We also made significant advances at the strategic level, in the Netherlands and internationally.'**

Rabobank Group posted a significant financial result in 2005, with net profit rising to EUR 2,083 (1,793)* million. Income was up 2% and total expenses were fractionally lower. Rabobank strengthened its equity position in 2005 with the issue of new Member Certificates. As with previous issues of Member Certificates, demand was so high that the issue was oversubscribed. Thanks partly to the successful issue of Member Certificates III, the Tier I ratio improved from 10.9 to 11.6. Private-sector lending was 12% higher, at EUR 278 (249) billion, and funds entrusted increased by 5% to EUR 186.4 (177.5) billion.

Last year saw further progress towards the achievement of Rabobank Group's strategic objective for the Dutch market: to be the leading financial services provider across the board. Interpolis was sold to Eureko in exchange for an additional holding in the latter, taking Rabobank's stake in Eureko from 5% to 37% and giving it a substantial interest in the largest insurance company in the Netherlands.
The merging of the local Rabobanks, to create larger units which are better equipped to serve their markets, is on schedule. The number of local banks decreased in 2005 from 288 to 248.

At the international level, too, Rabobank Group is on track to become the bank for the global food & agri sector. With the completion last month of the acquisition of Central Coast Bancorp in California, announced in 2005, Rabobank has also become the owner of the subsidiary Community Bank of Central California, which operates an extensive branch network.
Rabobank expanded its operations in Brazil, with the opening of eight branches to service the larger agricultural enterprises. In Tanzania, a consortium consisting of Rabobank and

---

**The figures in brackets in this press release are the figures for the same period in 2004.*

***Rabobank Nederland***
*Communication Department, P.O. Box 17100, 3500 HG Utrecht, tel. +31 30 216 3904, fax +31 30 216 1916, www.rabobankgroep.nl*

three local partners took a 49% interest in National Microfinance Bank (NMB) under the Rabobank Development Program.

**Outlook**

Bert Heemskerk is optimistic about the prospects for 2006 and expects the Dutch economy to sustain the recovery which started in the second half of 2005. 'I predict economic growth of around 2,75% this year, with both consumer spending and business investment at a higher level. Exports will also grow, following the economic upturn which has started elsewhere in Europe. That's good news for Dutch business and for the consumer. As a bank, we expect to benefit from the economic growth,' he says.

With the economy picking up and inflation starting to rise across Europe, some increase in both short-term and long-term interest rates is predicted, but Rabobank expects interest rates in the eurozone to remain low, viewed in a historical perspective. Bert Heemskerk: 'With interest rates staying low, and given the intense competition between banks in key segments such as the SME and mortgage loan markets, we expect the interest margin to remain under pressure.'

Rabobank also takes a fairly optimistic view of the global economy, with sustained growth in the US and China, albeit at a slower rate, and a return to modest growth in Europe. Bert Heemskerk: 'This will create good opportunities for the further expansion of Rabobank Group's international business, particularly in the area of leasing, wholesale banking and international retail activities. Our aim is to expand our operations in other countries through organic growth and selective (smaller) acquisitions.'

# GROUP RESULT

| **Results** (in EUR millions) | **2005** | **2004** | **change** |
|---|---|---|---|
| Interest | 6,407 | 6,195 | 3% |
| Fee and commission | 2,217 | 1,872 | 18% |
| Other income | 739 | 1,155 | -36% |
| **Total income** | **9,363** | **9,222** | **2%** |
| Staff costs | 3,880 | 3,683 | 5% |
| Other operating expenses | 2,284 | 2,494 | -8% |
| **Total expenses** | **6,164** | **6,177** | **0%** |
| **Gross result** | **3,199** | **3,045** | **5%** |
| Value adjustments | 517 | 479 | 8% |
| **Operating profit before taxation** | **2,682** | **2,566** | **5%** |
| **Net profit** | **2,083** | **1,793** | **16%** |

| **Ratio's** | | |
|---|---|---|
| Efficiency ratio | 65.8% | 67.0% |
| Return on equity | 9.1% | 9.0% |

| **Balance sheet** (in EUR billions) | **31.12.05** | **31.12.04** | |
|---|---|---|---|
| Total assets | 506.2 | 483.6 | 5% |
| Private sector lending | 278.1 | 249.0 | 12% |
| Savings | 86.2 | 78.3 | 10% |
| Total risk weighted assets | 213.9 | 196.1 | 9% |

| **Capital ratios** | | |
|---|---|---|
| BIS ratio | 11.8 | 10.8 |
| Tier 1 ratio | 11.6 | 10.9 |

| | | | |
|---|---|---|---|
| **FTEs** | **45,580** | **50,216** | **-9%** |

**Income +2%**

Total income rose 2% to EUR 9,363 (9,222) million. Commission income in particular increased sharply in 2005, while other income was lower.

Net interest income was EUR 212 million higher at EUR 6,407 million, an increase of 3%. This was lower than the growth in lending and savings, reflecting the significant narrowing of the interest margin under pressure from increased competition and the flattening of the yield curve.

Total net commission income in 2005 was EUR 345 million, or 18%, higher at EUR 2,217 (1,872) million. This increase was due mainly to higher commission income from asset management and other commission income, which includes fee and commission from Global Financial Markets.

Other income was down 36% at EUR 739 (1,155) million. This item includes the insurance and trading results, the bank's share in the results of associates and the results on available-for-sale financial assets. The results of insurance and of associates were both excellent. The trading results, the results on available-for-sale financial assets and a large proportion of the other income are relatively volatile, because these items are heavily influenced by

exchange-rate and interest-rate movements, and should therefore be considered in their totality and not individually. Compared with 2004, these results were lower in 2005.

**Expenses fractionally lower**
Total expenses decreased fractionally in 2005, down EUR 13 million to EUR 6,164 million, due entirely to lower other administrative expenses. Staff costs and depreciation were slightly higher.

Staff costs were up 5% at EUR 3,880 (3,683) million, mainly reflecting higher pension expenses. Wages and salaries were 3% higher. The number of FTEs decreased in 2005 by 4,636 to 45,580, largely as a consequence of the sale of Interpolis to Eureko. Adjusted for this effect, there was an increase of just over 1%, reflecting the growth in the bank's international operations.

Other administrative expenses, which include IT costs, rents and the like, were 10% lower, down EUR 220 million at EUR 1,953 million. This decrease reflects in part the sale of equity investments by Gilde funds, which are therefore no longer included in the consolidation. Operation Service also yielded the first cost savings. An additional provision of EUR 85 million was formed for Operation Service in 2005, on top of the provision of EUR 120 million formed in 2004.

**Value adjustments +8%**
Value adjustments, which comprise loan losses and losses on financial assets, were 8% higher at EUR 517 million, equivalent to 25 basis points of the average risk-weighted items (unchanged compared with 2004). Risk-related costs in 2005 were incurred largely as a result of the growth of the international activities of the wholesale and international retail business unit, where value adjustments were higher last year as a result of the formation of several new provisions for activities in other countries. Value adjustments for the Dutch retail banking business were lower, reflecting the very low risk profile of the loan portfolio, which consists predominantly of personal lending.

**Operating profit before tax +5%**
Operating profit before tax rose 5% in 2005 to EUR 2,682 (2,566) million.

**Lower taxes**
Taxation in 2005 amounted to EUR 599 (773) million, equivalent to an effective tax rate of 22.3% (30.1%). The lower tax burden was due chiefly to the lower rate of Dutch corporation tax and incidental tax income.

**Net profit +16%**
Net profit in 2005 turned out 16% higher at EUR 2,083 (1,793) million. After the deduction of minority interests and payment of the fee to holders of Rabobank Member Capital and Trust Preferred Securities, in so far as these are counted as equity, the remaining sum of EUR 1,577 (1,392) million has been appropriated to equity.

**Lending +11%**
Total lending to clients increased 11% in 2005 to EUR 304 (274) billion. This figure comprises lending to the public sector, lending relating to professional securities

transactions, adjustments to loans in connection with hedge accounting and lending to the private sector.

Lending to the public sector as at year-end 2005 amounted to EUR 2.5 (4.2) billion and the amount outstanding in respect of professional securities transactions was EUR 22.0 (18.6) billion. Rabobank Group uses derivatives to hedge its interest-rate risk on lending to clients. These derivatives are marked to market and lending to clients is carried at amortised cost. Rabobank Group employs hedge accounting to prevent movements in these derivatives being reflected directly in the profit and loss account, which resulted in 2005 in a revaluation of the loan portfolio of EUR 1.8 (2.2) billion. Lending to the private sector, which accounts for the largest share (55%) of total assets, increased 12% to EUR 278.1 (249.0) billion, mainly due to the substantial growth in mortgage lending.

The Netherlands accounted for the bulk (79%) of the lending volume, with the rest of Europe taking 9%, North and South America 8%, Australia and New Zealand 4% and the rest of the world 1%. Of the lending to the private sector, 53% was to private individuals, 30% was to the trade, industry and services sectors and 17% was to the food & agri sector.

**Savings +10%**

Funds entrusted, comprising savings, funds relating to professional securities transactions and other funds, were 5% higher in 2005 at EUR 186.4 (177.5) billion. Funds relating to professional securities transactions amounted to EUR 5.4 (3.9) billion and the other funds totalled EUR 94.9 (95.2) billion. Savings were 10% higher in 2005, increasing by EUR 7.9 billion to EUR 86.2 (78.3) billion. Internet savings accounted for most of the growth, increasing by EUR 7 billion and taking the share of Internet savings in total savings from 43% to 46%, at the expense of the traditional *Rendementsrekening* savings account and *TeleSparen* telephone savings account. The share of fixed-term deposits increased from 7% to 10%, which was somewhat surprising, given that save-as-you-earn account holders in the Netherlands had been allowed access to a large proportion of their savings balances. Contrary to expectations, many account holders decided for tax reasons not to exercise that freedom.

**Modest growth in staff numbers outside the Netherlands**

The number of FTEs decreased from 50,216 at year-end 2004 to 45,580 at the end of 2005, largely due to the sale of Interpolis [5,173 FTEs]. Excluding the effect of this disposal, there was modest growth, mainly in wholesale and international retail banking [461 FTEs] and at De Lage Landen [296 FTEs].

**Rabobank Nederland**
*Communication Department, P.O. Box 17100, 3500 HG Utrecht, tel. +31 30 216 3904, fax +31 30 216 1916, pressoffice@rn.rabobank.nl*

# STRATEGIC DEVELOPMENTS

## NATIONAL

### Interest in Eureko increased to 37%

The most important strategic advance made by Rabobank Group last year was undoubtedly the sale of Interpolis to Eureko in exchange for an additional holding in the latter, taking Rabobank's stake in Eureko from 5% to 37% and giving it a substantial interest in the largest insurance company in the Netherlands.

### Successful placing of Member Certificates

Member Certificates III to the value of EUR 2.0 billion were placed with members in 2005. As with previous issues, the new certificates were in great demand and the issue was oversubscribed.

### New services

Many new, class-leading services were introduced, including *Rabobank TV*, *Beleggers TV*, *iDeal* (a new internet payment standard), *Rijdende Geldautomaat* (mobile ATMs) and *Rabo Contact* (helpdesks within health care institutions and homes for the elderly).

### Sale of Effectenbank Stroeve and Gilde Investment Management

Effectenbank Stroeve and Gilde Investment Management were sold in 2005.

## INTERNATIONAL

### Expansion of activities in Brazil

Rabobank further expanded its activities in Brazil, with the opening of eight branches to serve the larger agricultural enterprises.

### Acquisition of Central Coast Bancorp in California completed

With the completion last month of the acquisition of the quoted holding company Central Coast Bancorp in California, which was announced in 2005, Rabobank has also become the owner of the subsidiary Community Bank of Central California (CBCC). CBCC operates an extensive branch network in California which fits well with Rabobank's existing operations.

### Progress with Rabobank Development Program

The Rabobank Development Program is designed for entrepreneurs in the rural areas of developing countries and gives them access to affordable financial services. In Tanzania a consortium consisting of Rabobank and three local partners acquired a 49% interest in National Microfinance Bank (NMB) in 2005. The Rabobank Development Program is also active in China.

# DOMESTIC RETAIL BANKING

**The domestic retail banking operation, consisting of the local Rabobanks and Obvion, did not have an easy year. Market share was eroded by the intense competition on the mortgage market, which also translated into slightly narrower margins. Net profit for the domestic retail banking business was 35% higher at EUR 1,024 million, partly due to non-recurring results.**

| **Results** (in EUR millions) | **2005** | **2004** | **change** |
|---|---|---|---|
| Interest | 4,176 | 3,949 | 6% |
| Fee and commission | 1,205 | 1,156 | 4% |
| Other income | 50 | 68 | -26% |
| **Total income** | **5,431** | **5,173** | **5%** |
| Staff costs | 1,990 | 1,836 | 8% |
| Other operating expenses | 1,745 | 1,918 | -9% |
| **Total expenses** | **3,735** | **3,754** | **-1%** |
| **Gross result** | **1,696** | **1,419** | **20%** |
| Value adjustments | 175 | 247 | -29% |
| **Operating profit before taxation** | **1,521** | **1,172** | **30%** |
| **Net profit** | **1,024** | **757** | **35%** |
| **Risk-related costs (in basis points)** | **14** | **21** | **-33%** |
| **Balance sheet** (in EUR billions) | **31.12.05** | **31.12.04** | |
| Total assets | 219.8 | 201.5 | 9% |
| Private sector lending | 200.7 | 183.6 | 9% |
| Savings | 77.7 | 71.9 | 8% |
| Total risk weighted assets | 132.8 | 124.9 | 6% |
| **FTEs** | **28,909** | **28,970** | **0%** |

## Income +5%

Although the tentative economic recovery which started in the Netherlands in 2004 did not resume until the second half of 2005, income was 5% higher at EUR 5,431 million. Net interest, which accounts for most of the income, rose 6% to EUR 4,176 (3,949) million. Largely due to the narrow margins resulting from increased competition on the mortgage market, the growth in net interest income was unable to keep pace with the growth in lending and savings. With many private and business borrowers taking advantage of the low mortgage interest rates last year to refinance on more favourable terms, interest income benefited from one-off payments of penalty interest. To prevent future loss of income, the derivatives contracts linked to the mortgage loans were settled prematurely, generating net interest income. Interest income for 2004 includes a non-recurring charge on discontinuation of the amortisation of gains on the investment portfolio.

Commission income was up 4% at EUR 1,205 (1,156) million, reflecting the improved stock market climate which generated higher commission income from securities. Commission income from funds transfer and insurance was also higher.


*Communication Department, P.O. Box 17100, 3500 HG Utrecht, tel. +31 30 216 3904, fax +31 30 216 1916, pressoffice@rn.rabobank.nl*

**Risk-related costs at long-term average level**
Value adjustments increased last year from EUR 119 million to EUR 259 million. Risk-related costs amounted to 55 (30) basis points of the risk-weighted assets. Risk-related costs were low in 2004 from a historical perspective, but were slightly above the long-term average in 2005, due to the formation of several new provisions for non-domestic operations.

**Vigorous growth in lending**
Total lending to the private sector increased by EUR 9.2 billion to EUR 54.2 (45.0) billion Most of this growth was generated in North and South America, where lending was over 30% higher, largely due to the stronger dollar.

Lending to the agricultural sector increased by EUR 7.0 billion in 2005 to EUR 23.1 (16.1) billion, representing 43% of total lending. Lending to the trade, industry and services sectors increased 7% to EUR 28.5 (26.6) billion.

At the end of 2005, North and South America accounted for 27% of total lending, Europe for 50%, Australia and New Zealand for 18% and Asia for 5%.

**Rabobank Nederland**
*Communication Department, P.O. Box 17100, 3500 HG Utrecht, tel. +31 30 216 3904, fax +31 30 216 1916, pressoffice@rn.rabobank.nl*

# ASSET MANAGEMENT AND INVESTMENTS

**Rabobank Group's asset management operations, which comprise Robeco Group, Schretlen & Co, Alex, International Private Banking & Trust and, until recently, Effectenbank Stroeve, achieved their objectives and targets for 2005 by a wide margin. Net profit increased 26% to EUR 174 (138) million. The significant improvement in the investment climate for equities translated into a strong rise in share prices, yielding excellent investment results.**

| **Results** (in EUR millions) | **2005** | **2004** | **change** |
|---|---|---|---|
| Interest | 61 | 72 | -15% |
| Fee and commission | 600 | 512 | 17% |
| Other income | 57 | 69 | -17% |
| **Total income** | **718** | **653** | **10%** |
| Staff costs | 278 | 276 | 1% |
| Other operating expenses | 190 | 190 | 0% |
| **Total expenses** | **468** | **466** | **0%** |
| **Gross result** | **250** | **187** | **34%** |
| Value adjustments | - | 1 | |
| **Operating profit before taxation** | **250** | **186** | **34%** |
| **Net profit** | **174** | **138** | **26%** |
| **Number of orders in the Netherlands (in EUR millions)** | **6.1** | **5.6** | **9%** |
| | **31.12.05** | **31.12.04** | |
| **Assets managed and held in custody** (in EUR billions) | **224** | **223** | **0%** |
| For clients | 156 | 140 | 11% |
| Investment portfolio | 68 | 83 | -18% |
| **FTEs** | **1,798** | **1,886** | **-5%** |

## Income higher and total expenses stable

The greatly improved result was the product of 10% growth in income and stable total expenses. Higher commission revenues, which rose 17% to EUR 600 (512) million, were responsible for the entire income growth of EUR 718 (653) million. The improved investment climate in the Netherlands, especially in the second half of the year, generated higher management and custody fees. Placing fees were also higher, thanks to the successful placing of several new products.

Total expenses turned out at EUR 468 (466) million. The staff costs were EUR 2 million higher at EUR 278 million. Higher pension expenses and regular salary increases were largely offset by the sale of Effectenbank Stroeve in mid-year, which reduced the number of FTEs by 5% to 1,798. Discounting this disposal, the number of FTEs showed little change in 2005. Other operating expenses were stable in 2005, at EUR 190 million.

## Growth in assets under management and in custody

Assets managed and held in custody by Rabobank Group at the end of 2005 totalled EUR 224 (223) billion, of which EUR 68 (83) billion related to Rabobank's own investment portfolio and EUR 156 (140) billion to client assets. The decrease in the bank's own investment portfolio was largely due to the deconsolidation of Interpolis. The assets of Interpolis and Effectenbank Stroeve, in so far as they have not been placed with Robeco, are no longer included in client assets.

portfolio. The split is now: North and South America 49%, Europe 49% and Asia, Australia and New Zealand 2%.

**Rabobank Nederland**
*Communication Department, P.O. Box 17100, 3500 HG Utrecht, tel. +31 30 216 3904, fax +31 30 216 1916, pressoffice@rn.rabobank.nl*

## REAL ESTATE

**Rabobank Group's Real Estate division, which was formed in 2005, made good progress last year. Effective cooperation between the various real estate entities and other units within the Group brought benefits in the form of growth in FGH Bank's loan portfolio and the acquisition by Rabo Vastgoed of a number of attractive projects. Profit after tax increased 22% to EUR 78 million.**

| **Results** (in EUR millions) | **2005** | **2004** | **change** |
|---|---|---|---|
| Interest | 96 | 76 | 26% |
| Other income | 54 | 50 | 8% |
| **Total income** | **150** | **126** | **19%** |
| Staff costs | 25 | 20 | 25% |
| Other operating expenses | 16 | 12 | 33% |
| **Total expenses** | **41** | **32** | **28%** |
| **Gross result** | **109** | **94** | **16%** |
| Value adjustments | 1 | - | |
| **Operating profit before taxation** | **108** | **94** | **15%** |
| **Net profit** | **78** | **64** | **22%** |
| | | | |
| **Other data** | **31.12.05** | **31.12.04** | |
| Loans portfolio (in EUR billions) | 7.8 | 6.7 | 16% |
| Land portfolio (in hectares) | 2,000 | 1,790 | 12% |
| | | | |
| **FTEs** | **331** | **291** | **14%** |

### Income and expenses higher

The dramatic growth achieved by the Real Estate Division last year translated into higher income and higher expenses. Income rose 19% to EUR 150 (126) million and net interest income was EUR 20 million higher at EUR 96 million, reflecting the vigorous growth in the loan portfolio. The interest margin showed little change, thanks partly to the higher level of redemptions and related penalty interest payments by clients. Other income, which includes lease and rental income and project results, was 8% higher at EUR 54 (50) million.

Total expenses rose 28% to EUR 41 (32) million. Due to the growth in the number of FTEs and higher pension expenses, staff costs increased by EUR 5 million to EUR 25 million. Other operating expenses turned out EUR 4 million higher at EUR 16 million, reflecting the significant organic growth achieved by the Real Estate division last year, and in particular the increased investment in the back office.

### Growth in loan portfolio

FGH Bank can look back on an excellent year, setting a new production record once again of EUR 2.7 billion boosting the bank's loan portfolio by 16% to EUR 7.8 (6.7) billion. At EUR 1.4 billion, repayments were high compared with past years, mainly due to the heightened competition which prompted more borrowers to refinance. Investment finance accounts for around 71% of the loan portfolio. Of the remainder, 10% relates to internal corporate financing, 6% to financing the sale of rented property to sitting tenants (*uitpondfinancieringen*), 7% to land purchase and construction financing and 6% to other lending, such as home loans and trade financing.

Rabobank



## Latest News

22 March 2006

**Rabobank Auditorium officially named after Duisenberg**

Gretta Duisenberg and Chairman of the Executive Board Bert Heemskerk unveil statue of Wim Duisenberg

The Rabobank Auditorium was officially renamed the Duisenberg Auditorium today. Gretta Duisenberg and H. (Bert) Heemskerk together unveiled a statue of Willem Frederik (Wim) Duisenberg. The statue was created by artist Jeroen Henneman and is made of copper 'wires'.

In recognition of his exceptional contribution to Rabobank, the Executive Board decided to officially rename the auditorium on 22 March in order to pay tribute to Wim Duisenberg and to forever associate his name with Rabobank.
Wim Duisenberg held a number of positions throughout his career including Vice Chairman of the Executive Board of Rabobank, Dutch Minister of Finance, President of the Dutch Central Bank, President of the European Central Bank and member of the Supervisory Board of Rabobank Nederland.

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**Contact inforn**

**Press Relation**

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3500 HG Utrech
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telephone: +31
telefax: +31 30
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Rabobank



## Latest News

22 March 2006

**SIPKO SCHAT APPOINTED MEMBER OF THE EXECUTIVE BOARD OF RABOBANK NEDERLAND**

Sipko Schat appointed member of the Executive Board at Rabobank Nederland.

Mr S.N. (Sipko) Schat will be appointed to the Executive Board of Rabobank Nederland effective 1 July 2006. 'With a view to the approaching retirement of D.J.M.G. (Rik) van Slingelandt and the key importance of the international strategy for the Rabobank Group, we are delighted to appoint this relatively young, yet internationally experienced banker to the Executive Board,' says Chairman of the Supervisory Board L. (Lense) Koopmans. 'We are also pleased that he comes from the Rabo rank and file.'

Sipko Schat (aged 46) has served as a member of the Managing Board Rabobank International since 2002. He is currently responsible for Corporate Finance, Trade Finance, Private Equity (Rabo Participaties) and Corporate Advisory (Mergers & Acquisitions and Equity Capital Markets). He is also head of Corporate Clients Nederland.

The retirement of Rik van Slingelandt and the appointment of Sipko Schat on 1 July will lead to a reallocation of the portfolios within the Executive Board at that time. The international banking business that Rik Van Slingelandt has led for the past decade has now gained an excellent starting point for the future. Hans ten Cate and Sipko Schat will now assume leadership for the international operation.

Ten Cate will be responsible for the international office network and the international subsidiaries and participating interests. Schat will be responsible for the products and services of Rabobank International. Chairman of the Executive Board H. (Bert) Heemskerk: 'I am very much looking forward to the new working relationship with Sipko Schat. I also have every confidence in the duo that Hans ten Cate and Sipko Schat will form at Rabobank International. This consequently safeguards the continuity of the Executive Board, even though we will naturally miss Rik van Slingelandt when he retires this summer.'

**Contact inforn**

**Press Relation**

PO-box 17100
3500 HG Utrech
The Netherland:
telephone: +31
telefax: +31 30
pressoffice@rn.

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**Execution Copy**



# Final Terms

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK INTERNATIONAL EQUITY DERIVATIVES)**

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH**

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH**

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 70,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

**SERIES NO: 1528A**
**TRANCHE NO: 3**
**NOK 300,000,000 3.50 per cent. Notes 2006 due 2011**

(to be consolidated and form a single series with the Issuer's
NOK 500,000,000 3.50 per cent. Notes 2006 due 2011
issued on 18 January 2006 and the NOK 300,000,000 3.50 per cent.
Notes 2006 due 2011 issued on 15 February 2006)

Issue Price: 101.527 per cent. (plus 48 days accrued interest from and including
18 January 2006 to but excluding 7 March 2006)

**Deutsche Bank**

**Rabobank International**

The date of these Final Terms is 3 March 2006

## PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") set forth in the Offering Circular dated 11 July 2005, as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004, (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, in each case dated 8 September 2005 and (iv) a supplemental offering circular relating to an increase of the programme limit to Euro 70,000,000,00 dated 21 November 2005 (together, the "**Offering Circular**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular, which constitutes a base prospectus for the purposes of the Prospectus Directive. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

| | | | |
|---|---|---|---|
| 1 | Issuer: | | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) |
| 2 | (i) | Series Number: | 1528A |
| | (ii) | Tranche Number: | 3 |
| 3 | Specified Currency or Currencies: | | Norwegian Kroner ("**NOK**") |
| 4 | Aggregate Nominal Amount: | | |
| | (i) | Tranche: | NOK 300,000,000<br>(to be consolidated and form a single series with the Issuers NOK 500,000,000 3.50 per cent. Notes 2006 due 2011 issued on 18 January 2005 and the NOK 300,000,000 3.50 per cent. Notes 2006 due 2011 issued on 15 February 2006 on exchange of the temporary Global Notes for the permanent Global Note (which is expected to be no less than 40 days after the Issue Date subject to certification of non-U.S. beneficial ownership)) |
| | (ii) | Series: | NOK 1,100,000,000 |
| 5 | Issue Price: | | 101.527 per cent. of the Aggregate Nominal Amount plus 48 days' accrued interest from an including 18 January 2006 to but excluding 7 March 2006 |
| 6 | Specified Denominations: | | NOK 10,000 and NOK 50,000 |
| 7 | (i) | Issue Date: | 7 March 2006 |

| | | | |
|---|---|---|---|
| | (ii) | Interest Commencement Date (if different from the Issue Date): | 18 January 2006 |
| 8 | | Maturity Date: | 18 January 2011 |
| 9 | | Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax) | No |
| 10 | | Interest Basis: | 3.50 per cent. Fixed Rate |
| 11 | | Redemption/Payment Basis: | Redemption at par |
| 12 | | Change of Interest or Redemption/Payment Basis: | Not Applicable |
| 13 | | Put/Call Options: | Not Applicable |
| 14 | (i) | Status of the Notes: | Senior |
| | (ii) | Date approval for issuance of Notes obtained: | Not Applicable |
| 15 | | Method of distribution: | Syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | | |
|---|---|---|---|
| 16 | | **Fixed Rate Note Provisions** | Applicable |
| | (i) | Rate of Interest: | 3.50 per cent. per annum payable annually in arrear |
| | (ii) | Interest Payment Date(s): | 18 January in each year commencing on 18 January 2007 and ending on the Maturity Date |
| | (iii) | Fixed Coupon Amounts: | NOK 350 per NOK 10,000 in nominal amount and NOK 1,750 per NOK 50,000 in nominal amount |
| | (iv) | Broken Amount: | Not Applicable |
| | (v) | Day Count Fraction (Condition 1(a)): | Actual/Actual-ICMA |
| | (vi) | Determination Date(s) (Condition 1(a)): | Each Interest Payment Date |
| | (vii) | Other terms relating to the method of calculating interest for Fixed Rate Notes: | Not Applicable |
| 17 | | Floating Rate Provisions | Not Applicable |
| 18 | | Zero Coupon Note Provisions | Not Applicable |
| 19 | | Index Linked Interest Note Provisions | Not Applicable |

| | | |
|---|---|---|
| 20 | Equity Linked Interest Note Provisions | Not Applicable |
| 21 | Dual Currency Note Provisions | Not Applicable |

**PROVISIONS RELATING TO REDEMPTION**

| | | |
|---|---|---|
| 22 | Call Option | Not Applicable |
| 23 | Put Option | Not Applicable |
| 24 | Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note: | NOK 10,000 per Note of NOK 10,000 specified denomination and NOK 50,000 per Note of NOK 50,000 specified denomination |
| 25 | Final Redemption Amount (Equity Linked Redemption Notes): | Not Applicable |
| 26 | Final Redemption Amount (Index Linked Redemption Notes): | Not Applicable |
| 27 | Early Redemption Amount | |
| | (i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions): | Yes, as set out in the Conditions |
| | (ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)): | Yes |
| | (iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)): | Yes |
| | (iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g): | Not Applicable |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | |
|---|---|---|
| 28 | Form of Notes | Bearer Notes |

| | | |
|---|---|---|
| | (i) Temporary or permanent Global Note/Certificate: | Temporary Global Note which is exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note<br><br>Upon issue of the temporary Global Note, the temporary ISIN and Common Codes will be those set out in paragraphs 11(i)(a) and 11(ii)(a) of Part B of these Final Terms.<br><br>Upon exchange of the temporary Global Note for the permanent Global Note, the Notes will be consolidated with and form a single series with the Issuer's NOK 500,000,000 3.50 per cent. Notes 2006 due 2011 issued on 18 January 2005 and the NOK 300,000,000 3.50 per cent. Notes 2006 due 2011 issued on 15 February 2006, and the ISIN and Common Codes will be those set out in paragraphs 11(i)(b) and 11(ii)(b) of Part B to these Final Terms. |
| | (ii) Applicable TEFRA exemption: | D Rules |
| 29 | Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates: | Oslo, TARGET |
| 30 | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | No |
| 31 | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: | Not Applicable |
| 32 | Details relating to Instalment Notes: | Not Applicable |
| 33 | Redenomination, renominalisation and reconventioning provisions: | Not Applicable |
| 34 | Consolidation provisions: | Not Applicable |
| 35 | Other terms or special conditions: | Not Applicable |

**DISTRIBUTION**

| | | | |
|---|---|---|---|
| 36 | (i) | If syndicated, names and addresses of Managers: | **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)**<br>Croeselaan 18<br>3521 CB Utrecht<br>The Netherlands<br><br>**Deutsche Bank AG, London Branch**<br>Winchester House<br>1 Great Winchester Street<br>London EC2N 2DB<br>United Kingdom |
| | (ii) | Stabilising Manager (if any): | Deutsche Bank AG, London Branch |
| | (iii) | Dealers' Commission: | Combined management and underwriting commission of 0.25 per cent. and selling commission of 1.625 per cent., in each case of the Aggregate Nominal Amount |
| 37 | If non-syndicated, name and address of Dealer: | | Not Applicable |
| 38 | Additional selling restrictions: | | Not Applicable |
| 39 | Subscription period: | | Not Applicable |

**GENERAL**

| | | |
|---|---|---|
| 40 | Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a): | Not Applicable |
| 41 | The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.123939, producing a sum of (for Notes not denominated in Euro): | Euro 37,181,700 |
| 42 | In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.: | Not Applicable |

## LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 70,000,000,000 Global Medium Term Note Programme of the Issuer.

## RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ..................................

Duly authorised

## PART B – OTHER INFORMATION

**1 LISTING**

| | | |
|---|---|---|
| (i) | Listing: | Luxembourg |
| (ii) | Admission to Trading: | Application has been made for the Notes to be admitted to trading on the Official List of the Regulated Market of the Luxembourg Stock Exchange with effect from 7 March 2006<br><br>The Notes are to be consolidated and form a single series with the Issuer's NOK 500,000,000 3.50 per cent. Notes 2006 due 2011 issued on 18 January 2006 and the NOK 300,000,000 3.50 per cent. Notes 2006 due 2011 issued on 15 February 2006 which are listed and admitted to trading on the Luxembourg Stock Exchange |
| (iii) | Estimate of total expenses related to admission to trading: | Euro 2,375 |

**2 RATING**

| | |
|---|---|
| Rating: | The Notes have been rated Aaa, AAA and AA+ by Moody's Investors Service, Inc. ("**Moody's**"), Standard & Poor's Ratings Services ("**Standard & Poor's**"), and by Fitch Ratings Ltd. ("**Fitch**"), respectively.<br><br>As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. |

**3 NOTIFICATION**

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in

Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg and the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

## 4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

## 5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

| | | |
|---|---|---|
| (i) | Reasons for the offer: | Banking business |
| (ii) | Estimated net proceeds: | NOK 300,210,822 |
| (iii) | Estimated total expenses: | NOK 5,751,000 (comprising NOK 126,000 Lead Managers' expenses and NOK 5,625,000 selling concession and combined management and underwriting commission) |

## 6 YIELD

| | |
|---|---|
| Indication of yield: | 3.155 per cent. per annum<br>This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate.<br>The yield is calculated at the Issue Date on the basis of the Issue Price of the Notes. It is NOT an indication of future yield. |

## 7 HISTORIC INTEREST RATES

Not Applicable

## 8 PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

## 9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Not Applicable

## 10 PERFORMANCE OF UNDERLYING, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND INFORMATION CONCERNING THE UNDERLYING

Not Applicable

## 11 OPERATIONAL INFORMATION

| | | |
|---|---|---|
| (i) | (a) Temporary ISIN Code:<br>(b) ISIN Code: | XS0245887939<br>XS0240329739 |
| (ii) | (a) Temporary Common Code:<br>(b) Common Code: | 024588793<br>024032973 |
| (iii) | Fondscode: | Not Applicable |
| (iv) | Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s): | Not Applicable |
| (v) | Delivery: | Delivery against payment |
| (vi) | The Agents appointed in respect of the Notes are: | Not Applicable |

Signed on behalf of the Issuer:

By: S J Baars

Duly authorised

**Execution Copy**

# Final Terms

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**
*(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)*

**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International Equity Derivatives)**
*(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)*

**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch**
(Australian Business Number 70 003 917 655)
*(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)*

**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch**
(Singapore Company Registration Number F03634W)
*(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)*

Euro 70,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

**SERIES NO: 1545A**
**TRANCHE NO: 1**

**AUD 200,000,000 5.625 per cent. Fixed Rate Notes 2006 due 1 March 2011 (the "Notes")**

**TD Securities**

**Rabobank International**

**Commonwealth Bank of Australia**

**Deutsche Bank**

**UBS Investment Bank**

**Banque et Caisse d'Epargne de l'Etat, Luxembourg**

**ING Financial Markets**

The date of these Final Terms is 24 February 2006.

## PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the offering circular dated 11 July 2005, as supplemented by (i) a supplemental offering circular dated 8 September 2005 relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular dated 8 September 2005 relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004, (iii) a supplemental offering circular dated 8 September 2005 relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, and (iv) a supplemental offering circular dated 21 November 2005 relating to an increase of the programme limit to Euro 70,000,000,000, (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

| | | | |
|---|---|---|---|
| **1** | Issuer: | | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) |
| **2** | (i) | Series Number: | 1545A |
| | (ii) | Tranche Number: | 1 |
| **3** | Specified Currency or Currencies: | | Australian Dollar ("AUD") |
| **4** | Aggregate Nominal Amount: | | |
| | (i) | Tranche: | AUD 200,000,000 |
| | (ii) | Series: | AUD 200,000,000 |
| **5** | Issue Price: | | 101.055 per cent. of the Aggregate Nominal Amount |
| **6** | Specified Denominations: | | AUD 1,000 and multiples thereof |
| **7** | (i) | Issue Date: | 1 March 2006 |
| | (ii) | Interest Commencement Date (if different from the Issue Date): | Not Applicable |
| **8** | Maturity Date: | | 1 March 2011 |
| **9** | Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax) | | No |
| **10** | Interest Basis: | | 5.625 per cent. Fixed Rate |
| **11** | Redemption/Payment Basis: | | Redemption at par |

| | | | |
|---|---|---|---|
| 12 | Change of Interest or Redemption/Payment Basis: | | Not Applicable |
| 13 | Put/Call Options: | | Not Applicable |
| 14 | (i) | Status of the Notes: | Senior |
| | (ii) | Date approval for issuance of Notes obtained: | Not Applicable |
| 15 | Method of distribution: | | Syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | | |
|---|---|---|---|
| 16 | **Fixed Rate Note Provisions** | | Applicable |
| | (i) | Rate of Interest: | 5.625 per cent. per annum payable annually in arrear |
| | (ii) | Interest Payment Date(s): | 1 March in each year commencing on 1 March 2007 and ending on the Maturity Date |
| | (iii) | Fixed Coupon Amounts(s): | AUD 56.25 per AUD 1,000 in nominal amount |
| | (iv) | Broken Amount: | Not Applicable |
| | (v) | Day Count Fraction (Condition 1(a)): | Actual/Actual-ICMA |
| | (vi) | Determination Date(s) (Condition 1(a)): | Interest Payment Dates |
| | (vii) | Other terms relating to the method of calculating interest for Fixed Rate Notes: | Not Applicable |
| 17 | **Floating Rate Provisions** | | Not Applicable |
| 18 | **Zero Coupon Note Provisions** | | Not Applicable |
| 19 | **Index Linked Interest Note Provisions** | | Not Applicable |
| 20 | **Equity Linked Interest Note Provisions** | | Not Applicable |
| 21 | **Dual Currency Note Provisions** | | Not Applicable |

**PROVISIONS RELATING TO REDEMPTION**

| | | |
|---|---|---|
| 22 | **Call Option** | Not Applicable |
| 23 | **Put Option** | Not Applicable |
| 24 | **Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note** | AUD 1,000 per Note of AUD 1,000 specified denomination |
| 25 | **Final Redemption Amount (Equity Linked Redemption Notes)** | Not Applicable |

| | | |
|---|---|---|
| | | L-2954 Luxembourg<br>Luxembourg<br><br>ING Belgium SA/NV<br>Avenue Marnix 24<br>B-1000 Brussels<br>Belgium |
| | (ii) Stabilising Manager (if any): | The Toronto-Dominion Bank |
| | (iii) Dealers' Commission: | 1.625 per cent. selling concession<br><br>0.25 per cent. combined management and underwriting commission |
| 37 | If non-syndicated, name and address of Dealer: | Not Applicable |
| 38 | Additional selling restrictions: | Not Applicable |
| 39 | Subscription period: | Not Applicable |

**GENERAL**

| | | |
|---|---|---|
| 40 | Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a): | Not Applicable |
| 41 | The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.625532 producing a sum of (for Notes not denominated in Euro): | Euro 125,106,400 |
| 42 | In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.: | Not Applicable |

**LISTING AND ADMISSION TO TRADING APPLICATION**

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 70,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

**RESPONSIBILITY**

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ...........................................

Duly authorised

## PART B – OTHER INFORMATION

**1 Listing**

| | | |
|---|---|---|
| (i) | Listing: | Luxembourg |
| (ii) | Admission to Trading: | Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 1 March 2006 |
| (iii) | Estimate of total expenses related to admission to trading: | EUR 2,875 |

**2 Ratings**

Rating: The Notes have been rated Aaa by Moody's Investors Service, Inc., AAA by Standard & Poor's Ratings Services and AA+ by Fitch.

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

**3 Notification**

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the competent regulatory authorities of the following countries with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive: Luxembourg, UK, Belgium, Germany, Greece, Finland, Sweden, Norway, Austria, Ireland, Italy, Spain and France.

**4 Interests of natural and legal persons involved in the issue**

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

**5 Reasons for the offer, estimated net proceeds and total expenses**

| | | |
|---|---|---|
| (i) | Reasons for the offer: | Banking business |
| (ii) | Estimated net proceeds | AUD 198,325,000 |
| (iii) | Estimated total expenses: | AUD 3,785,000 (comprising of AUD 35,000 Lead Managers' expenses and 3,750,000 selling concession and combined |

| | | |
|---|---|---|
| | | management and underwriting commission) |
| 6 | **Yield** (*Fixed Rate Notes Only*)<br>Indication of yield: | 5.379 per cent. per annum<br><br>This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate.<br><br>The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield. |

7 **Historic interest rates** *(Floating Rate Notes only)*

Not Applicable

8 **Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying** *(Index-Linked Notes only)*

Not Applicable

9 **Performance of rate[s] of exchange and explanation of effect on value of investment** *(Dual Currency Notes only)*

Not Applicable

10 **Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying** *(Equity-Linked Notes only)*

Not Applicable

11 **Operational information**

| | | |
|---|---|---|
| (i) | ISIN Code: | XS0243977260 |
| (ii) | Common Code: | 024397726 |
| (iii) | WKN (German security code): | A0GNAH |
| (iv) | Fondscode: | Not Applicable |
| (v) | Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s): | Not Applicable |
| (vi) | Delivery: | Delivery against payment |
| (vii) | Names and addresses of additional or other Paying Agents (if any): | Not Applicable |

Signed on behalf of the Issuer:

By: ____________________________

Duly authorised

# FINAL TERMS

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International Equity Derivatives)**
*(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)*

**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch**
(Australian Business Number 70 003 917 655)
*(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)*

**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch**
(Singapore Company Registration Number F03634W)
*(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)*

Euro 70,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

**SERIES NO: 1551A**
**TRANCHE NO: 1**

**EUR 50,000,000 Index Linked Redemption Notes 2006 due 7 March 2018**

Issue Price: 100.00 per cent.

BNP PARIBAS

The date of these Final Terms is 3 March 2006.

## PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 11 July 2005, as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004, (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, in each case dated 8 September 2005 and (iv) a supplemental offering circular relating to the increase of the programme limit to Euro 70,000,000,000, dated 21 November 2005 (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

| | | | |
|---|---|---|---|
| 1 | Issuer: | | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) |
| 2 | (i) | Series Number: | 1551A |
| | (ii) | Tranche Number: | 1 |
| 3 | Specified Currency or Currencies: | | Euro ("EUR") |
| 4 | Aggregate Nominal Amount: | | |
| | (i) | Tranche: | EUR 50,000,000 |
| | (ii) | Series: | EUR 50,000,000 |
| 5 | Issue Price: | | 100.00 per cent. of the Aggregate Nominal Amount |
| 6 | Specified Denominations: | | EUR 100,000 |
| 7 | (i) | Issue Date: | 7 March 2006 |
| | (ii) | Interest Commencement Date (if different from the Issue Date): | Not Applicable |
| 8 | Maturity Date: | | 7 March 2018 |
| 9 | Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax): | | No |
| 10 | Interest Basis: | | Not Applicable |
| 11 | Redemption/Payment Basis: | | Index Linked Redemption (as set out below) |
| 12 | Change of Interest or Redemption/Payment Basis: | | Not Applicable |
| 13 | Put/Call Options: | | Not Applicable |
| 14 | (i) Status of the Notes: | | Senior |

|  |  |  |
|---|---|---|
|  | (ii) Date approval for issuance of Notes obtained: | Not Applicable |
| 15 | Method of distribution: | Non-syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

|  |  |  |
|---|---|---|
| **16** | **Fixed Rate Note Provisions** | Not Applicable |
| **17** | **Floating Rate Provisions** | Not Applicable |
| **18** | **Zero Coupon Note Provisions** | Not Applicable |
| **19** | **Index Linked Interest Note Provisions** | Not Applicable |
| **20** | **Equity Linked Interest Note Provisions** | Not Applicable |
| **21** | **Dual Currency Note Provisions** | Not Applicable |

**PROVISIONS RELATING TO REDEMPTION**

|  |  |  |
|---|---|---|
| **22** | **Call Option** | Not Applicable |
| **23** | **Put Option** | Not Applicable |
| **24** | **Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note** | Not Applicable |
| **25** | **Final Redemption Amount (Equity Linked Redemption Notes)** | Not Applicable |
| **26** | **Final Redemption Amount (Index Linked Redemption Notes)** | Applicable |
|  | (i) Formula: | Unless previously redeemed or purchased and cancelled by the Issuer, the Final Redemption Amount of each Note shall be determined by the Calculation Agent acting in its sole discretion as follows: |

**EUR 100,000 + Redemption Premium**

Where:

"**Redemption Premium**" means

EUR 100,000 x

$$\left\{ MAX\left[111.60\% \times MAX\left[0, \frac{Indexaverage - Indexinitial}{Indexinitial}\right], 350\% \times MAX\left[0, MIN\left(20\%, \frac{Indexinitial - Indexfinal}{Indexinitial}\right)\right]\right] \right\}$$

Where:

"$\mathbf{Index}_{average}$" means the arithmetic average of the Closing Levels on Averaging Valuation $Date_t$.

| | | |
|---|---|---|
| | | "**$Index_{Initial}$**" means 3728.17, being the Closing Level on 15 February 2006.<br><br>"**$Index_{Final}$**" means the Closing Level on the Valuation Date. |
| (ii) | Calculation Agent responsible for calculating the Redemption Amount: | BNP Paribas (the "**Calculation Agent**") |
| (iii) | Basket: | Not Applicable |
| (iv) | Index: | "**Index**" means the Dow Jones Euro STOXX 50 Index, the official level of which is calculated by the Sponsor and published on the Screen Page |
| (v) | Valuation Time: | As described in the Offering Circular |
| (vi) | Index Valuation Date: | "**Averaging Valuation $Date_t$**" means 15 March 2017, 17 April 2017, 15 May 2017, 15 June 2017, 17 July 2017, 16 August 2017, 15 September 2017, 16 October 2017, 15 November 2017, 15 December 2017, 15 January 2018 and 15 February 2018 (a total of twelve Averaging Valuation Dates).<br><br>"**Valuation Date**" means 15 February 2008 |
| (vii) | Exchange: | "**Exchange**" means the exchange or quotation system on which each component security comprising the Index is principally traded or, in each case, any successor thereto |
| (viii) | Related Exchange: | "**Related Exchange**" means any exchange or quotation system on which futures or options contracts on the Index may be traded |
| (ix) | Sponsor: | "**Sponsor**" means the entity responsible for the calculation and publication of the official level of the Index (currently STOXX Limited) or any successor thereto |
| (x) | Market Disruption Event: | As described in the Offering Circular |
| (xi) | Such other additional terms or provisions as may be required: | "**Closing Level**" means, in respect of any Exchange Business Day and the Index, the official level of the Index quoted on the Exchange as calculated and announced by the Sponsor as of the Valuation Time. |

| | | |
|---|---|---|
| | | **"Screen Page"** means Reuters page '.STOXX50E' or any successor page or service which displays such information in respect of the Index. |
| | | **Correction to Index:** |
| | | With the exception of any corrections published after the day which is three (3) Exchange Business Days prior to the due date for payment of the Final Redemption Amount, if the level of the Index published on a given day and used or to be used by the Calculation Agent to determine the Final Redemption Amount is subsequently corrected and the correction published by the Sponsor within thirty (30) days of the original publication, the level to be used shall be the level of the Index as so corrected. Corrections published after the day which is three Exchange Business Days prior to the due date for payment of the Final Redemption Amount shall be disregarded by the Calculation Agent for the purposes of determining the Final Redemption Amount. |
| 27 | **Early Redemption Amount** | Applicable |
| | (i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7 (c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions): | Yes, as set out in the Conditions |
| | (ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7 (c)): | No |
| | (iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)): | Not Applicable |
| | (iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g): | Not Applicable |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | |
|---|---|---|
| 28 | **Form of Notes:** | Bearer Notes |
| | (i) Temporary or permanent Global Note/Certificate: | Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note |
| | (ii) Applicable TEFRA exemption: | D Rules |

| | | |
|---|---|---|
| 29 | Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates: | TARGET |
| 30 | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | No |
| 31 | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: | Not Applicable |
| 32 | Details relating to Instalment Notes: | Not Applicable |
| 33 | Redenomination, renominalisation and reconventioning provisions: | Not Applicable |
| 34 | Consolidation provisions: | Not Applicable |
| 35 | Other terms or special conditions: | So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system. |

**DISTRIBUTION**

| | | |
|---|---|---|
| 36 | (i) If syndicated, names and addresses of Managers: | Not Applicable |
| | (ii) Stabilising Manager (if any): | Not Applicable |
| | (iii) Dealer's Commission: | None |
| 37 | If non-syndicated, name and address of Dealer: | BNP Paribas<br>10 Harewood Avenue<br>London NW1 6AA<br>United Kingdom |
| 38 | Additional selling restrictions: | Not Applicable |
| 39 | Subscription Period | Not Applicable |

**GENERAL**

| | | |
|---|---|---|
| 40 | Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a): | Not Applicable |

| | | |
|---|---|---|
| **41** | The aggregate principal amount of Notes issued has been translated into Euro at the rate of Euro producing a sum of (for Notes not denominated in Euro): | Not Applicable |
| **42** | In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.: | Not Applicable |

**LISTING AND ADMISSION TO TRADING APPLICATION**

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 70,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

**RESPONSIBILITY**

The Issuer accepts responsibility for the information contained in these Final Terms. Information on the underlying has been extracted from publicly available information released by the Sponsor. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by the Sponsor, no facts have been omitted which would render the reproduced inaccurate or misleading.

Signed on behalf of the Issuer:

By: ............................................

Duly authorised

## PART B – OTHER INFORMATION

**1 LISTING**

| | | |
|---|---|---|
| (i) | Listing: | Luxembourg |
| (ii) | Admission to Trading: | Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from the Issue Date. |
| (iii) | Estimate of total expenses related to admission to trading: | EUR 3,865 |

**2 RATINGS**

Rating: The Notes have been rated Aaa by Moody's, AAA by Standard & Poor's and AA+ by Fitch.

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

**3 NOTIFICATION**

The Netherlands Authority for the Financial Markets, *Autoriteit Financiële Markten*, ,has provided its equivalent competent authority in Luxembourg, *Commission de Surveillance du Secteur Financier,* with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

**4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER**

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

**5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

Not Applicable

**6 YIELD** *(Fixed Rate Notes Only)* Not Applicable

Indication of yield:

**7 HISTORIC INTEREST RATES** *(Floating Rate Notes only)*

Not Applicable

## 8 PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING *(Index-Linked Notes only)*

Calculation methodology, details of past performance and other background information in respect of the Index may be obtained from the Sponsor and/or the Screen Page.

None of the Issuer, the Calculation Agent or any Agents accepts responsibility for the calculation, maintenance or publication of the Index or any successor index.

**Dow Jones Euro Stoxx 50 Index disclaimer:**

STOXX Limited ("STOXX") and Dow Jones & Company ("Dow Jones") have no relationship to the Issuer, other than the licensing of the relevant index and the related trademarks for use in connection with the Notes.

STOXX and Dow Jones do not:

- sponsor, endorse, sell or promote the Notes;
- recommend that any person invest in the Notes or any other securities;
- have any responsibility or liability for or make any decisions about the timing, amount or pricing of Notes;
- have any responsibility or liability for the administration, management or marketing of the Notes; or
- consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the relevant index or have any obligation to do so.

STOXX and Dow Jones will not have any liability in connection with the Notes.

Specifically:

STOXX and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:

- the results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the relevant index and the data included in the relevant index;
- the accuracy or completeness of the relevant index and its data; or
- the merchantability and the fitness for a particular purpose or use of the relevant index and its data;

STOXX and Dow Jones will have no liability for any errors, omissions, or interruptions in the relevant index or its data; and

under no circumstances will STOXX or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses even if STOXX or Dow Jones knows that they might occur.

The licensing agreement between the issuer and STOXX is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

## 9 PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT (Dual Currency Notes only)

Not Applicable

## 10 PERFORMANCE OF UNDERLYING, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND INFORMATION CONCERNING THE UNDERLYING *(Equity-Linked Notes only)*

Not Applicable

## 11 OPERATIONAL INFORMATION

| | | |
|---|---|---|
| (i) | ISIN Code: | XS0245156210 |

| | | |
|---|---|---|
| (ii) | Common Code: | 024515621 |
| (iii) | Fondscode: | Not Applicable |
| (iv) | Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s): | Not Applicable |
| (v) | Delivery: | Delivery against payment |
| (vi) | The Agents appointed in respect of the Notes are: | BNP Paribas as Calculation Agent |

Signed on behalf of the Issuer:

By: ..............................................

Duly authorised

**Final Terms**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International Equity Derivatives)**

*(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)*

**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch**

(Australian Business Number 70 003 917 655)

*(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)*

**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch**

(Singapore Company Registration Number F03634W)

*(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)*

Euro 70,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

**SERIES NO: 1559A**
**TRANCHE NO: 1**
**SKK 850,000,000 Callable 4.20 per cent. Fixed Rate Notes 2006 due 8 March 2026**

Issue Price: 100 per cent.

KBC BANK NV

The date of these Final Terms is 6 March 2006.

## PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 21 November 2005, as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004, (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005 and (iv) a supplemental offering circular relating to the increase in the aggregate nominal amount of the programme dated 21 November 2005 (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

| | | | |
|---|---|---|---|
| **1** | Issuer: | | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) |
| **2** | (i) | Series Number: | 1559A |
| | (ii) | Tranche Number: | 1 |
| **3** | Specified Currency or Currencies: | | Slovak Koruna ("SKK") |
| **4** | Aggregate Nominal Amount: | | |
| | (i) | Tranche: | SKK 850,000,000 |
| | (ii) | Series: | SKK 850,000,000 |
| **5** | Issue Price: | | 100 per cent. of the Aggregate Nominal Amount |
| **6** | Specified Denominations: | | SKK 5,000,000 |
| **7** | (i) | Issue Date: | 8 March 2006 |
| | (ii) | Interest Commencement Date (if different from the Issue Date): | Not Applicable |
| **8** | Maturity Date: | | 8 March 2026 |
| **9** | Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax) | | No |
| **10** | Interest Basis: | | 4.20 per cent. Fixed Rate |

| | | | |
|---|---|---|---|
| 11 | Redemption/Payment Basis: | | Redemption at par |
| 12 | Change of Interest or Redemption/Payment Basis: | | Not Applicable |
| 13 | Put/Call Options: | | Issuer Call<br>(further particulars specified below) |
| 14 | (i) | Status of the Notes: | Senior |
| | (ii) | Date approval for issuance of Notes obtained: | Not-Applicable |
| 15 | Method of distribution: | | Non-syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | | |
|---|---|---|---|
| 16 | **Fixed Rate Note Provisions** | | Applicable |
| | (i) | Rate of Interest: | 4.20 per cent. per annum payable annually in arrear |
| | (ii) | Interest Payment Date(s): | 8 March in each year commencing on 8 March 2007 up to and including the Maturity Date |
| | (iii) | Fixed Coupon Amount: | SKK 210,000 per SKK 5,000,000 in nominal amount |
| | (iv) | Broken Amount: | Not Applicable |
| | (v) | Day Count Fraction (Condition 1(a)): | Actual/Actual-ICMA |
| | (vi) | Determination Date(s) (Condition 1(a)): | Interest Payment Dates |
| | (vii) | Other terms relating to the method of calculating interest for Fixed Rate Notes: | Not Applicable |
| 17 | **Floating Rate Provisions** | | Not Applicable |
| 18 | **Zero Coupon Note Provisions** | | Not Applicable |
| 19 | **Index Linked Interest Note Provisions** | | Not Applicable |
| 20 | **Equity Linked Interest Note Provisions** | | Not Applicable |
| 21 | **Dual Currency Note Provisions** | | Not Applicable |

PROVISIONS RELATING TO REDEMPTION

| | | | |
|---|---|---|---|
| 22 | **Call Option** | | Applicable |

| | | | |
|---|---|---|---|
| | (i) | Optional Redemption Date(s): | 8 March 2016 |
| | (ii) | Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s): | SKK 5,000,000 per Note of SKK 5,000,000 Specified Denomination |
| | (iii) | If redeemable in part: | Not Applicable |
| | (iv) | Option Exercise Date(s): | Not Applicable |
| | (v) | Description of any other Issuer's option: | Not Applicable |
| | (vi) | Notice period: | The Issuer shall give notice of its intention to redeem the Notes, in whole but not in part, no less than five (5) TARGET and Bratislava Business Days prior to the Optional Redemption Date |
| 23 | **Put Option** | | Not Applicable |
| 24 | **Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note** | | SKK 5,000,000 per Note of SKK 5,000,000 Specified Denomination |
| 25 | **Final Redemption Amount (Equity Linked Redemption Notes)** | | Not Applicable |
| 26 | **Final Redemption Amount (Index Linked Redemption Notes)** | | Not Applicable |
| 27 | **Early Redemption Amount** | | |
| | (i) | Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions): | Yes, as set out in the Conditions |
| | (ii) | Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)): | Yes |
| | (iii) | Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)): | Yes |
| | (iv) | Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g): | Not Applicable |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | |
|---|---|---|
| **28** | **Form of Notes** | Bearer Notes |
| | (i) Temporary or permanent Global Note/Certificate: | Temporary Global Note exchangeable for a permanent Global Note, which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. |
| | (ii) Applicable TEFRA exemption: | D Rules |
| **29** | Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates: | TARGET and Bratislava |
| **30** | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | No |
| **31** | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: | Not Applicable |
| **32** | Details relating to Instalment Notes: | Not Applicable |
| **33** | Redenomination, renominalisation and reconventioning provisions: | Not Applicable |
| **34** | Consolidation provisions: | Not Applicable |
| **35** | Other terms or special conditions: | So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system. |

**DISTRIBUTION**

| | | |
|---|---|---|
| **36** | (i) If syndicated, names and addresses of Managers: | Not Applicable |
| | (ii) Stabilising Manager (if any): | Not Applicable |

Nominal Amount of the Notes, the Rate of Interest and the time to the Optional Redemption Date. It is also assumed that all coupons are reinvested at the same rate.

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

**6 Operational information**

| | | |
|---|---|---|
| (i) | ISIN Code: | XS0246643687 |
| (ii) | Common Code: | 24664368 |
| (iii) | Fondscode: | Not Applicable |
| (iv) | Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s): | Not Applicable |
| (v) | Delivery: | Delivery against payment |
| (vi) | Names and addresses of additional or other Paying Agents (if any): | Not Applicable |

Signed on behalf of the Issuer:

By: ____________________
Duly authorised

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | | |
|---|---|---|---|
| 28 | **Form of Notes** | | Bearer Notes |
| | (i) | Temporary or permanent Global Note/Certificate: | Temporary Global Note exchangeable for a permanent Global Note, which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. |
| | (ii) | Applicable TEFRA exemption: | D Rules |
| 29 | Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates: | | TARGET and Bratislava |
| 30 | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | | No |
| 31 | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: | | Not Applicable |
| 32 | Details relating to Instalment Notes: | | Not Applicable |
| 33 | Redenomination, renominalisation and reconventioning provisions: | | Not Applicable |
| 34 | Consolidation provisions: | | Not Applicable |
| 35 | Other terms or special conditions: | | So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system. |

**DISTRIBUTION**

| | | | |
|---|---|---|---|
| 36 | (i) | If syndicated, names and addresses of Managers: | Not Applicable |
| | (ii) | Stabilising Manager (if any): | Not Applicable |

| | | |
|---|---|---|
| | (iii) Dealers' Commission: | Not Applicable |
| 37 | If non-syndicated, name and address of Dealer: | KBC BANK NV<br>Havenlaan 2<br>B-1080 BRUSSELS<br>Belgium |
| 38 | Additional selling restrictions: | Slovakia: Subject to certain exceptions, the Notes may not be offered publicly in the Slovak Republic. A public offer means any notice, recommendation or other text, or any other form of action, by which anyone, whether himself or through a third person, on its own or some else's behalf, makes a public address by any means of publication to an unspecified group of previously unspecified to acquire the offered securities or which creates an interest in the acquisition of securities. |
| 39 | Subscription period: | Not Applicable |

**GENERAL**

| | | |
|---|---|---|
| 40 | Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a): | Not Applicable |
| 41 | The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.026889, producing a sum of (for Notes not denominated in Euro): | EUR 22,855,650 |
| 42 | In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.: | Not Applicable |

**LISTING AND ADMISSION TO TRADING APPLICATION**

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 70,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

**RESPONSIBILITY**

The Issuer accepts responsibility for the information contained in these Final Terms. Signed on behalf of the Issuer:

By: ......................................

Duly authorised

## PART B – OTHER INFORMATION

**1 Listing**

| | | |
|---|---|---|
| (i) | Listing: | Luxembourg Stock Exchange |
| (ii) | Admission to Trading: | Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from the Issue Date. |
| (iii) | Estimate of total expenses related to admission to trading: | EUR 7,100 |

**2 Ratings**

| | |
|---|---|
| Rating: | The Notes have been rated "AAA" by Standard & Poor's and "Aaa" by Moody's and AA+ by Fitch.<br><br>As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. |

**3 Notification**

The Netherlands Authority for the Financial Markets has provided the Commission de Surveillance du Secteur Financier with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

**4 Interests of natural and legal persons involved in the issue**

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

**5 Yield** *(Fixed Rate Notes Only)*

| | |
|---|---|
| Indication of yield: | Calculated as 4.20 per cent. on the Issue Date<br><br>This is calculated as the rate of return anticipated on the Notes as if they will be held until the Optional Redemption Date. The calculation of the yield takes into account the Issue Price of the Notes, the Aggregate |

Nominal Amount of the Notes, the Rate of Interest and the time to the Optional Redemption Date. It is also assumed that all coupons are reinvested at the same rate.

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

**6 Operational information**

| | | |
|---|---|---|
| (i) | ISIN Code: | XS0246643687 |
| (ii) | Common Code: | 24664368 |
| (iii) | Fondscode: | Not Applicable |
| (iv) | Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s): | Not Applicable |
| (v) | Delivery: | Delivery against payment |
| (vi) | Names and addresses of additional or other Paying Agents (if any): | Not Applicable |

Signed on behalf of the Issuer:

By: ______________________
Duly authorised

**FINAL TERMS**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK INTERNATIONAL EQUITY DERIVATIVES)**
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND) AUSTRALIA BRANCH**
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND) SINGAPORE BRANCH**
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 70,000,000,000
Global Medium-Term Note Programme
due from seven days to perpetuity

**SERIES NO: 1556A**
**TRANCHE NO: 1**
**EUR 30,000,000 Callable Range Accrual Notes 2006 due 3 March 2009**

Issue Price: 100.00 per cent.

**Barclays Capital**

The date of these Final Terms is 1 March 2006.

## PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the offering circular dated 11 July 2005, as supplemented by (i) a supplemental offering circular dated 8 September 2005 relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular dated 8 September 2005 relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004, (iii) a supplemental offering circular dated 8 September 2005 relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, and (iv) a supplemental offering circular dated 21 November 2005 relating to an increase of the programme limit to Euro 70,000,000,000, (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

| | | | |
|---|---|---|---|
| **1** | Issuer: | | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) |
| **2** | (i) | Series Number: | 1556A |
| | (ii) | Tranche Number: | 1 |
| **3** | Specified Currency or Currencies: | | Euro (EUR) |
| **4** | Aggregate Nominal Amount: | | |
| | (i) | Tranche: | EUR 30,000,000 |
| | (ii) | Series: | EUR 30,000,000 |
| **5** | Issue Price: | | 100.00 per cent. of the Aggregate Nominal Amount |
| **6** | Specified Denominations: | | EUR 50,000 |
| **7** | Issue Date: | | 03 March 2006 |
| | Interest Commencement Date | | Not Applicable |
| **8** | Maturity Date: | | 03 March 2009 |
| **9** | Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax) | | No |
| **10** | Interest Basis: | | Floating Rate Notes<br>(further particulars specified below) |
| **11** | Redemption/Payment Basis: | | Redemption at par |

| | | | |
|---|---|---|---|
| 12 | Change of Interest or Redemption/Payment Basis: | | Not Applicable |
| 13 | Put/Call Options: | | Issuer Call<br>(further particulars specified below) |
| 14 | (i) | Status of the Notes: | Senior |
| | (ii) | Date approval for issuance of Notes obtained: | Not Applicable |
| 15 | Method of distribution: | | Non-syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | | |
|---|---|---|---|
| 16 | **Fixed Rate Note Provisions** | | Not Applicable |
| 17 | **Floating Rate Provisions** | | Applicable. |
| | (i) | Interest Period(s): | The period beginning on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date |
| | (ii) | Specified Interest Payment Dates: | 03 March, 03 June, 03 September and 03 December of each year, commencing on 03 June 2006, up to and including the Maturity Date |
| | (iii) | Business Day Convention: | Modified Following Business Day Convention |
| | (iv) | Business Centre(s) (Condition 1(a)): | TARGET |
| | (v) | Manner in which the Rate(s) of Interest is/are to be determined: | ISDA Determination<br><br>In respect of the Interest Periods from and including the Issue Date, up to, but excluding the Maturity Date, the Interest shall be calculated in accordance with the following formula:<br><br>$3.35\%*n/N$<br><br>Where:<br><br>**Accrual Range** means in respect of each Interest Period the following: |

(i) for the Interest Period falling in the period commencing on (and including) the Issue Date to (but excluding) the Specified Interest Payment Date falling on 03 June 2006: from and including 0.00% to and including 3.25%;

(ii) for the Interest Period falling in the period commencing on (and including) the Specified Interest Payment Date falling on 03 June 2006 to (but excluding) the Specified Interest Payment Date falling on 03 September 2006: from and including 0.00% to and including 3.50%

(iii) for the Interest Period falling in the period commencing on (and including) the Specified Interest Payment Date falling on 03 September 2006 to (but excluding) the Specified Interest Payment Date falling on 03 December 2006: from and including 0.00% to and including 3.75%;

(iv) for the Interest Period falling in the period commencing on (and including) the Specified Interest Payment Date falling on 03 December 2006 to (but excluding) the Specified Interest Payment Date falling on 03 March 2007: from and including 0.00% to and including 4.00%

(v) for the Interest Period falling in the period commencing on (and including) the Specified Interest Payment Date falling on 03 March 2007 to (but excluding) the Specified Interest Payment Date falling on 03 June 2007: from and including 0.00% to and including 4.20%

(vi) for the Interest Period falling in the period commencing on (and including) the Specified Interest Payment Date falling on 03 June 2007 to (but excluding) the Specified Interest Payment Date falling on 03 September 2007: from and including 0.00% to and including 4.40%;

(vii) for the Interest Period falling in the period commencing on (and including) the Specified Interest Payment Date falling on 03 September 2007 to (but excluding) the Interest Payment Date falling on 03 December 2007: from and including 0.00% to and including 4.60%

(viii) for the Interest Period falling in the period commencing on (and including) the Specified Interest Payment Date falling on 03 December 2007 to (but excluding) the Specified Interest Payment Date falling on 03 March 2008: from and including 0.00% to and including 4.80%

(ix) for the Interest Period falling in the period commencing on (and including) the Specified Interest Payment Date falling on 03 March 2008 to (but excluding) the Specified Interest Payment Date falling on 03 June 2008: from and including 0.00% to and including 4.90%

(x) for the Interest Period falling in the period commencing on (and including) the Specified Interest Payment Date falling on 03 June 2008 to (but excluding) the Specified Interest Payment Date falling on 03 September 2008: from and including 0.00% to and including 5.00%;

| | | |
|---|---|---|
| | | (xi) for the Interest Period falling in the period commencing on (and including) the Specified Interest Payment Date falling on 03 September 2008 to (but excluding) the Specified Interest Payment Date falling on 03 December 2008: from and including 0.00% to and including 5.10% |
| | | (xii) for the Interest Period falling in the period commencing on (and including) the Specified Interest Payment Date falling on 03 December 2008 to (but excluding) the Maturity Date: from and including 0.00% to and including 5.20% |
| | | "**n**" means the number of days in the Interest Period where the three (3) month EUR-EURIBOR-Telerate is fixed within the Accrual Range |
| | | "**N**" means the total number of calendar days in the Interest Period. |
| | | For avoidance of doubt, no Interest will accrue on the days the three (3) month EUR-EURIBOR-Telerate fixes outside of the Accrual Range. |
| (vi) | Interest Period Date(s): | Not Applicable |
| (vii) | Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent): | Not Applicable |
| (viii) | Screen Rate Determination (Condition 1(a)): | Not Applicable |
| (ix) | ISDA Determination (Condition 1(a)): | Applicable |
| | Floating Rate Option: | EUR-EURIBOR – Telerate (Telerate 248) |
| | Designated Maturity: | Three (3) month |
| | Reset Date: | Two (2) Business days before start of the relevant Interest Period |

| | | | |
|---|---|---|---|
| | | ISDA Definitions: (if different from those set out in the Conditions) | Not Applicable |
| | (x) | Margin(s): | Not Applicable |
| | (xi) | Minimum Rate of Interest: | Not Applicable |
| | (xii) | Maximum Rate of Interest: | Not Applicable |
| | (xiii) | Day Count Fraction (Condition 1(a)): | 30/360, unadjusted |
| | (xiv) | Rate Multiplier: | Not Applicable |
| | (xv) | Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions: | Not Applicable |
| **18** | **Zero Coupon Note Provisions** | | Not Applicable |
| **19** | **Index Linked Interest Note Provisions** | | Not Applicable |
| **20** | **Equity Linked Interest Note Provisions** | | Not Applicable |
| **21** | **Dual Currency Note Provisions** | | Not Applicable |

**PROVISIONS RELATING TO REDEMPTION**

| | | | |
|---|---|---|---|
| **22** | **Call Option** | | Applicable |
| | (i) | Optional Redemption Date(s): | 03 March and 03 September of each year, commencing on and including 03 September 2006 up to and including 03 September 2008 |
| | (ii) | Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s): | EUR 50,000 per Note of EUR 50,000 specified denomination |
| | (iii) | If redeemable in part: | Not Applicable |
| | | Minimum nominal amount to be redeemed: | Not Applicable |
| | | Maximum nominal amount to be redeemed: | Not Applicable |
| | (iv) | Option Exercise Date(s): | Not Applicable |
| | (v) | Description of any other Issuer's option: | Not Applicable |
| | (vi) | Notice period: | Not less than Five (5) TARGET Business Days prior to the relevant Optional Redemption Date |
| **23** | **Put Option** | | Not Applicable |

| | | |
|---|---|---|
| 24 | **Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note** | EUR 50,000 per Note of EUR 50,000 specified denomination |
| 25 | **Final Redemption Amount (Equity Linked Redemption Notes)** | Not Applicable |
| 26 | **Final Redemption Amount (Index Linked Redemption Notes)** | Not Applicable |
| 27 | **Early Redemption Amount** | |
| | (i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions): | Yes, as set out in the Conditions |
| | (ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)): | Yes |
| | (iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)): | Yes |
| | (iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g): | Not Applicable |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | |
|---|---|---|
| 28 | **Form of Notes** | Bearer Notes |
| | (i) Temporary or permanent Global Note: | Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note |
| | (ii) Applicable TEFRA exemption: | D Rules |

| | | |
|---|---|---|
| 29 | Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates: | TARGET<br>The first sentence of Condition 10(h) shall be deemed to be deleted and replaced with the following: "If any date for payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment." |
| 30 | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | No |
| 31 | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: | Not Applicable |
| 32 | Details relating to Instalment Notes: | Not Applicable |
| 33 | Redenomination, renominalisation and reconventioning provisions: | Not Applicable |
| 34 | Consolidation provisions: | Not Applicable |
| 35 | Other terms or special conditions: | So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system/other specify |

**DISTRIBUTION**

| | | | |
|---|---|---|---|
| 36 | (i) | If syndicated, names and addresses of Managers: | Not Applicable |
| | (ii) | Stabilising Manager (if any): | Not Applicable |
| | (iii) | Dealers' Commission: | Not Applicable |
| 37 | If non-syndicated, name and address of | | Barclays Bank PLC |

| | | |
|---|---|---|
| | Dealer: | 5 The North Colonnade<br>Canary Wharf<br>London E14 4BB<br>United KIngdom |
| **38** | Additional selling restrictions: | Not Applicable |
| **39** | Subscription period: | Not Applicable |

**GENERAL**

| | | |
|---|---|---|
| **40** | Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a): | Not Applicable |
| **41** | The aggregate principal amount of Notes issued has been translated into Euro at the rate of [ ] producing a sum of (for Notes not denominated in Euro): | Not Applicable |
| **42** | In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.: | |
| | (i) Numbering and letters: | Not Applicable |
| | (ii) Whether CF-Form Notes will be issued: | No |
| | (iii) Numbering and letters of CF-Form Notes: | Not Applicable |
| | (iv) Amsterdam Listing Agent: | Coöperatieve Centrale Raffeisen-Boerenleenbank B.A. (Rabo Securities) |
| | (v) Amsterdam Paying Agent: | Coöperatieve Centrale Raffeisen-Boerenleenbank B.A. (Rabo Securities) |

**LISTING AND ADMISSION TO TRADING APPLICATION**

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 70,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

**RESPONSIBILITY**

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ........................................

Duly authorised

## PART B – OTHER INFORMATION

1 **Listing**

| | | |
|---|---|---|
| (i) | Listing: | Eurolist |
| (ii) | Admission to Trading: | Application has been made for the Notes to be admitted to trading on Eurolist by Euronext Amsterdam N.V. with effect from 03 March 2006 |
| (iii) | Estimate of total expenses related to admission to trading: | EUR3,500 |

2 **Ratings**

| | |
|---|---|
| Rating: | The Notes have been rated Aaa by Moody's, AAA by Standard & Poor's and AA+ by Fitch<br><br>As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. |

3 **Interests of natural and legal persons involved in the issue**

Not Applicable

4 **Reasons for the offer, estimated net proceeds and total expenses** Not Applicable

5 **Yield** *(Fixed Rate Notes Only)* Not Applicable
Indication of yield:

6 **Historic interest rates** *(Floating Rate Notes only)*

Details of historic 3 Month EUR-EURIBOR-Telerate can be obtained from Telerate Page 248.

7 **Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying** *(Index-Linked Notes only)*

Not Applicable

8 **Performance of rate[s] of exchange and explanation of effect on value of investment** *(Dual Currency Notes only)*

Not Applicable

**9 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying** *(Equity-Linked Notes only)*

Not Applicable

**10 Operational information**

| | | |
|---|---|---|
| (i) | ISIN Code: | XS0245763452 |
| (ii) | Common Code: | 024576345 |
| (iii) | Fondscode: | 15690 |
| (iv) | Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s): | Not Applicable |
| | (i) The Depository Trust Company | Not Applicable |
| (v) | Delivery: | Delivery against payment |
| (vi) | Names and addresses of additional or other Paying Agents (if any): | Not Applicable |

Execution Copy

# Final Terms

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**
*(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)*

**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International Equity Derivatives)**
*(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)*

**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch**
(Australian Business Number 70 003 917 655)
*(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)*

**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch**
(Singapore Company Registration Number F03634W)
*(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)*

Euro 70,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

**SERIES NO: 1558A**
**TRANCHE NO: 1**

**ISK 5,000,000,000 9.25 per cent. Fixed Rate Notes 2006 due 15 March 2007 (the "Notes")**

Issue Price: 100.43 per cent.

**TD Securities** **Rabobank International**

The date of these Final Terms is 10 March 2006.

## PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the offering circular dated 11 July 2005, as supplemented by (i) a supplemental offering circular dated 8 September 2005 relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular dated 8 September 2005 relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004, (iii) a supplemental offering circular dated 8 September 2005 relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, and (iv) a supplemental offering circular dated 21 November 2005 relating to an increase of the programme limit to Euro 70,000,000,000, (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

| | | | |
|---|---|---|---|
| **1** | Issuer: | | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) |
| **2** | (i) | Series Number: | 1558A |
| | (ii) | Tranche Number: | 1 |
| **3** | Specified Currency or Currencies: | | Icelandic Krona ("ISK") |
| **4** | Aggregate Nominal Amount: | | |
| | (i) | Tranche: | ISK 5,000,000,000 |
| | (ii) | Series: | ISK 5,000,000,000 |
| **5** | Issue Price: | | 100.43 per cent. of the Aggregate Nominal Amount |
| **6** | Specified Denominations: | | ISK 100,000 and multiples thereof |
| **7** | (i) | Issue Date: | 15 March 2006 |
| | (ii) | Interest Commencement Date (if different from the Issue Date): | Not Applicable |
| **8** | Maturity Date: | | 15 March 2007 |
| **9** | Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax) | | No |
| **10** | Interest Basis: | | 9.25 per cent. Fixed Rate |
| **11** | Redemption/Payment Basis: | | Redemption at par |

| | | | |
|---|---|---|---|
| 12 | Change of Interest or Redemption/Payment Basis: | | Not Applicable |
| 13 | Put/Call Options: | | Not Applicable |
| 14 | (i) | Status of the Notes: | Senior |
| | (ii) | Date approval for issuance of Notes obtained: | Not Applicable |
| 15 | Method of distribution: | | Syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | | |
|---|---|---|---|
| 16 | **Fixed Rate Note Provisions** | | Applicable |
| | (i) | Rate of Interest: | 9.25 per cent. per annum payable annually in arrear |
| | (ii) | Interest Payment Date(s): | 15 March 2007 |
| | (iii) | Fixed Coupon Amount(s): | ISK 9,250 per ISK 100,000 in nominal amount |
| | (iv) | Broken Amount: | Not Applicable |
| | (v) | Day Count Fraction (Condition 1(a)): | Actual/Actual-ICMA |
| | (vi) | Determination Date(s) (Condition 1(a)): | Interest Payment Dates |
| | (vii) | Other terms relating to the method of calculating interest for Fixed Rate Notes: | Not Applicable |
| 17 | **Floating Rate Provisions** | | Not Applicable |
| 18 | **Zero Coupon Note Provisions** | | Not Applicable |
| 19 | **Index Linked Interest Note Provisions** | | Not Applicable |
| 20 | **Equity Linked Interest Note Provisions** | | Not Applicable |
| 21 | **Dual Currency Note Provisions** | | Not Applicable |

**PROVISIONS RELATING TO REDEMPTION**

| | | |
|---|---|---|
| 22 | **Call Option** | Not Applicable |
| 23 | **Put Option** | Not Applicable |
| 24 | **Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note** | ISK 100,000 per Note of ISK 100,000 specified denomination |
| 25 | **Final Redemption Amount (Equity Linked Redemption Notes)** | Not Applicable |

| | | |
|---|---|---|
| 26 | **Final Redemption Amount (Index Linked Redemption Notes)** | Not Applicable |
| 27 | **Early Redemption Amount** | |
| | (i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions): | Yes, as set out in the Conditions |
| | (ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)): | Yes |
| | (iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)): | Yes |
| | (iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g): | Not Applicable |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | |
|---|---|---|
| 28 | **Form of Notes** | Bearer Notes |
| | (i) Temporary or permanent Global Note/Certificate: | Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note |
| | (ii) Applicable TEFRA exemption: | D Rules |
| 29 | Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates: | London, Reykjavik, Target |
| 30 | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | No |
| 31 | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: | Not Applicable |
| 32 | Details relating to Instalment Notes: | Not Applicable |

| | | |
|---|---|---|
| 33 | Redenomination, renominalisation and reconventioning provisions: | Not Applicable |
| 34 | Consolidation provisions: | Not Applicable |
| 35 | Other terms or special conditions: | So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system. |

**DISTRIBUTION**

| | | | |
|---|---|---|---|
| 36 | (i) | If syndicated, names and addresses of Managers: | The Toronto-Dominion Bank<br>Triton Court<br>14/18 Finsbury Square<br>London EC2A 1DB<br>United Kingdom<br><br>Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International)<br>Croeselaan 18<br>3521 CB Utrecht<br>The Netherlands |
| | (ii) | Stabilising Manager (if any): | The Toronto-Dominion Bank |
| | (iii) | Dealers' Commission: | 0.90 per cent. selling concession<br><br>0.10 per cent. combined management and underwriting commission |
| 37 | | If non-syndicated, name and address of Dealer: | Not Applicable |
| 38 | | Additional selling restrictions: | <u>Iceland</u><br><br>Each Manager represents and agrees that it will not offer Notes to the public in Iceland, except in compliance with the Icelandic Act on Securities Transactions (No.33/2003) as amended and any applicable laws or regulations in Iceland. |
| 39 | | Subscription period: | Not Applicable |

**GENERAL**

| | | |
|---|---|---|
| 40 | Additional steps that may only be taken | Not Applicable |

| | | |
|---|---|---|
| | following approval by an Extraordinary Resolution in accordance with Condition 14(a): | |
| **41** | The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.012692 producing a sum of (for Notes not denominated in Euro): | Euro 63,346,000 |
| **42** | In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.: | Not Applicable |

**LISTING AND ADMISSION TO TRADING APPLICATION**

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 70,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

**RESPONSIBILITY**

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ..............................

Duly authorised

## PART B – OTHER INFORMATION

**1 Listing**

| | | |
|---|---|---|
| (i) | Listing: | Luxembourg |
| (ii) | Admission to Trading: | Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 15 March 2006 |
| (iii) | Estimate of total expenses related to admission to trading: | EUR 1,215 |

**2 Ratings**

| | |
|---|---|
| Rating: | The Notes have been rated Aaa by Moody's Investors Service, Inc., AAA by Standard & Poor's Ratings Services and AA+ by Fitch.<br><br>As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. |

**3 Notification**

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the Commission de Surveillance du Secteur Financier with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

**4 Interests of natural and legal persons involved in the issue**

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

**5 Reasons for the offer, estimated net proceeds and total expenses**

| | | |
|---|---|---|
| (i) | Reasons for the offer: | Banking business |
| (ii) | Estimated net proceeds | ISK 4,970,000,000 |
| (iii) | Estimated total expenses: | ISK 51,500,000 (comprising of ISK 1,500,000 Managers' expenses and 50,000,000 selling concession and combined management and underwriting commission) |

| | | |
|---|---|---|
| 6 | **Yield** *(Fixed Rate Notes Only)*<br>Indication of yield: | 8.782 per cent. per annum<br><br>This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate.<br><br>The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield. |

7 **Historic interest rates** *(Floating Rate Notes only)*

Not Applicable

8 **Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying** *(Index-Linked Notes only)*

Not Applicable

9 **Performance of rate[s] of exchange and explanation of effect on value of investment** *(Dual Currency Notes only)*

Not Applicable

10 **Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying** *(Equity-Linked Notes only)*

Not Applicable

11 **Operational information**

| | | |
|---|---|---|
| (i) | ISIN Code: | XS0246514524 |
| (ii) | Common Code: | 024651452 |
| (iii) | WKN (German security code): | A0GN80 |
| (iv) | Fondscode: | Not Applicable |
| (v) | Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s): | Not Applicable |
| (vi) | Delivery: | Delivery against payment |
| (vii) | Names and addresses of additional or other Paying Agents (if any): | Not Applicable |

Signed on behalf of the Issuer:

By: ______________________
Duly authorised

FINAL TERMS

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK INTERNATIONAL EQUITY DERIVATIVES)**
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND) AUSTRALIA BRANCH**
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND) SINGAPORE BRANCH**
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 70,000,000,000
Global Medium-Term Note Programme
due from seven days to perpetuity

**SERIES NO: 1571A**
**TRANCHE NO: 1**
**CHF294,500,000 Floating Rate Notes 2006 due 20 May 2008**

Issue Price: 100.00 per cent.

**Barclays Capital**

The date of these Final Terms is 21 March 2006.

## PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the offering circular dated 11 July 2005, as supplemented by (i) a supplemental offering circular dated 8 September 2005 relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular dated 8 September 2005 relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004, (iii) a supplemental offering circular dated 8 September 2005 relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, and (iv) a supplemental offering circular dated 21 November 2005 relating to an increase of the programme limit to Euro 70,000,000,000, (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

| | | | |
|---|---|---|---|
| **1** | Issuer: | | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) |
| **2** | (i) | Series Number: | 1571A |
| | (ii) | Tranche Number: | 1 |
| **3** | Specified Currency or Currencies: | | Swiss Francs (CHF) |
| **4** | Aggregate Nominal Amount: | | |
| | (i) | Tranche: | CHF294,500,000 |
| | (ii) | Series: | CHF294,500,000 |
| **5** | Issue Price: | | 100.00 per cent. of the Aggregate Nominal Amount |
| **6** | Specified Denominations: | | CHF100,000 |
| **7** | Issue Date: | | 23 March 2006 |
| | Interest Commencement Date | | Not Applicable |
| **8** | Maturity Date: | | 20 May 2008 |
| **9** | Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax) | | No |
| **10** | Interest Basis: | | 3 month CHF-LIBOR-Telerate Floating Rate Notes<br>(further particulars specified below) |

| | | | |
|---|---|---|---|
| 11 | Redemption/Payment Basis: | | Redemption at par |
| 12 | Change of Interest or Redemption/Payment Basis: | | Not Applicable |
| 13 | Put/Call Options: | | Not Applicable |
| 14 | (i) | Status of the Notes: | Senior |
| | (ii) | Date approval for issuance of Notes obtained: | Not Applicable |
| 15 | Method of distribution: | | Non-syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | | |
|---|---|---|---|
| 16 | **Fixed Rate Note Provisions** | | Not Applicable |
| 17 | **Floating Rate Provisions** | | Applicable |
| | (i) | Interest Period(s): | The period beginning on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date<br><br>There will be a long first coupon, commencing on (and including) the Issue Date to (but excluding) 30 June 2006, where linear interpolation shall apply based upon a Designated Maturity of 3 month and 4 month CHF-LIBOR Minus 0.112 per cent.<br><br>There will be a short final coupon, commencing on (and including) 30 March 2008 to (but excluding) the Maturity Date, where linear interpolation shall apply based upon a Designated Maturity of 1 month and 2 month CHF–LIBOR Minus 0.112 per cent. |
| | (ii) | Specified Interest Payment Dates: | 30 March, 30 June, 30 September and 30 December of each year, commencing on 30 June 2006, up to and including the Maturity Date |
| | (iii) | Business Day Convention: | Modified Following Business Day Convention |
| | (iv) | Business Centre(s) (Condition 1(a)): | London |
| | (v) | Manner in which the Rate(s) of Interest is/are to be determined: | ISDA Determination |

| | | | |
|---|---|---|---|
| | (vi) | Interest Period Date(s): | Not Applicable |
| | (vii) | Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent): | Not Applicable |
| | (viii) | Screen Rate Determination (Condition 1(a)): | Not Applicable |
| | (ix) | ISDA Determination (Condition 1(a)): | Applicable |
| | | Floating Rate Option: | CHF-LIBOR- Telerate (Telerate 3740) |
| | | Designated Maturity: | Three (3) month |
| | | Reset Date: | Two (2) Business days before start of the relevant Interest Period |
| | | ISDA Definitions: (if different from those set out in the Conditions) | Not Applicable |
| | (x) | Margin(s): | Minus 0.112 per cent |
| | (xi) | Minimum Rate of Interest: | Not Applicable |
| | (xii) | Maximum Rate of Interest: | Not Applicable |
| | (xiii) | Day Count Fraction (Condition 1(a)): | Act/360, adjusted |
| | (xiv) | Rate Multiplier: | Not Applicable |
| | (xv) | Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions: | Not Applicable |
| 18 | **Zero Coupon Note Provisions** | | Not Applicable |
| 19 | **Index Linked Interest Note Provisions** | | Not Applicable |
| 20 | **Equity Linked Interest Note Provisions** | | Not Applicable |
| 21 | **Dual Currency Note Provisions** | | Not Applicable |

**PROVISIONS RELATING TO REDEMPTION**

| | | |
|---|---|---|
| 22 | **Call Option** | Not Applicable |
| 23 | **Put Option** | Not Applicable |

| | | |
|---|---|---|
| 24 | **Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note** | CHF100,000 per Note of CHF100,000 specified denomination |
| 25 | **Final Redemption Amount (Equity Linked Redemption Notes)** | Not Applicable |
| 26 | **Final Redemption Amount (Index Linked Redemption Notes)** | Not Applicable |
| 27 | **Early Redemption Amount** | |
| | (i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions): | Yes, as set out in the Conditions |
| | (ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)): | Yes |
| | (iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)): | Yes |
| | (iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g): | Not Applicable |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | |
|---|---|---|
| 28 | **Form of Notes** | Bearer Notes |
| | (i) Temporary or permanent Global Note: | Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note |
| | (ii) Applicable TEFRA exemption: | D Rules |

| | | |
|---|---|---|
| 29 | Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates: | TARGET, London and Geneva<br><br>The first sentence of Condition 10(h) shall be deemed to be deleted and replaced with the following: "If any date for payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment." |
| 30 | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | No |
| 31 | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: | Not Applicable |
| 32 | Details relating to Instalment Notes: | Not Applicable |
| 33 | Redenomination, renominalisation and reconventioning provisions: | Not Applicable |
| 34 | Consolidation provisions: | Not Applicable |
| 35 | Other terms or special conditions: | So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system/other specify |

**DISTRIBUTION**

| | | | |
|---|---|---|---|
| 36 | (i) | If syndicated, names and addresses of Managers: | Not Applicable |
| | (ii) | Stabilising Manager (if any): | Not Applicable |
| | (iii) | Dealers' Commission: | Not Applicable |
| 37 | If non-syndicated, name and address of | | Barclays Bank PLC |

| | | |
|---|---|---|
| | Dealer: | 5 The North Colonnade<br>Canary Wharf<br>London E14 4BB<br>United Kingdom |
| **38** | Additional selling restrictions: | Not Applicable |
| **39** | Subscription period: | Not Applicable |
| **GENERAL** | | |
| **40** | Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a): | Not Applicable |
| **41** | The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.634361 producing a sum of (for Notes not denominated in Euro): | EUR 186,819,314.50 |
| **42** | In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.: | Not Applicable |

**LISTING AND ADMISSION TO TRADING APPLICATION**

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 70,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

**RESPONSIBILITY**

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ......................................

Duly authorised

## PART B – OTHER INFORMATION

1 **Listing**

| | | |
|---|---|---|
| (i) | Listing: | Luxembourg |
| (ii) | Admission to Trading: | Application has been made for the Notes to be admitted to trading on Luxembourg Stock Exchange with effect from 23 March 2006 |
| (iii) | Estimate of total expenses related to admission to trading: | EUR 1,390 |

2 **Ratings**

Rating: The Notes have been rated Aaa by Moody's, AAA by Standard & Poor's and AA+ by Fitch

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3. **Notification**

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the competent regulatory authorities of the following countries with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive: Luxembourg, UK, Belgium, Germany, Finland, Sweden, Norway, Austria, Spain, Greece, Ireland, Italy and France.

4 **Interests of natural and legal persons involved in the issue**

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 **Reasons for the offer, estimated net proceeds and total expenses**

Not Applicable

6 **Yield** (*Fixed Rate Notes Only*) Not Applicable
Indication of yield:

7 **Historic interest rates** *(Floating Rate Notes only)*

Details of historic 3 Month CHF LIBOR-Telerate can be obtained from Telerate Page 3740.

**8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying** *(Index-Linked Notes only)*

Not Applicable

**9 Performance of rate[s] of exchange and explanation of effect on value of investment** *(Dual Currency Notes only)*

Not Applicable

**10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying** *(Equity-Linked Notes only)*

Not Applicable

**11 Operational information**

| | | |
|---|---|---|
| (i) | ISIN Code: | XS0248766163 |
| (ii) | Common Code: | 024876616 |
| (iii) | Fondscode: | Not Applicable |
| (iv) | Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s): | Not Applicable |
| | (i) The Depository Trust Company | Not Applicable |
| (v) | Delivery: | Delivery against payment |
| (vi) | Names and addresses of additional or other Paying Agents (if any): | Not Applicable |

Signed on behalf of the Issuer:

By: ____________________
Duly authorised

RECEIVED
2006 APR 19 A 11:0?
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**FINAL TERMS**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK INTERNATIONAL EQUITY DERIVATIVES)**
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND) AUSTRALIA BRANCH**
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND) SINGAPORE BRANCH**
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 70,000,000,000
Global Medium-Term Note Programme
due from seven days to perpetuity

**SERIES NO: 1572A**
**TRANCHE NO: 1**
**CHF250,000,000 Floating Rate Notes 2006 due 20 May 2008**

Issue Price: 100.00 per cent.

**Barclays Capital**

The date of these Final Terms is 21 March 2006.

## PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the offering circular dated 11 July 2005, as supplemented by (i) a supplemental offering circular dated 8 September 2005 relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular dated 8 September 2005 relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004, (iii) a supplemental offering circular dated 8 September 2005 relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, and (iv) a supplemental offering circular dated 21 November 2005 relating to an increase of the programme limit to Euro 70,000,000,000, (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

| | | | |
|---|---|---|---|
| 1 | Issuer: | | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) |
| 2 | (i) | Series Number: | 1572A |
| | (ii) | Tranche Number: | 1 |
| 3 | Specified Currency or Currencies: | | Swiss Francs (CHF) |
| 4 | Aggregate Nominal Amount: | | |
| | (i) | Tranche: | CHF250,000,000 |
| | (ii) | Series: | CHF250,000,000 |
| 5 | Issue Price: | | 100.00 per cent. of the Aggregate Nominal Amount |
| 6 | Specified Denominations: | | CHF100,000 |
| 7 | Issue Date: | | 23 March 2006 |
| | Interest Commencement Date | | Not Applicable |
| 8 | Maturity Date: | | 20 May 2008 |
| 9 | Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax) | | No |
| 10 | Interest Basis: | | 3 month CHF-LIBOR-Telerate Floating Rate Notes<br>(further particulars specified below) |

| | | |
|---|---|---|
| 11 | Redemption/Payment Basis: | Redemption at par |
| 12 | Change of Interest or Redemption/Payment Basis: | Not Applicable |
| 13 | Put/Call Options: | Not Applicable |
| 14 | (i) Status of the Notes: | Senior |
| | (ii) Date approval for issuance of Notes obtained: | Not Applicable |
| 15 | Method of distribution: | Non-syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | |
|---|---|---|
| 16 | **Fixed Rate Note Provisions** | Not Applicable |
| 17 | **Floating Rate Provisions** | Applicable. |
| | (i) Interest Period(s): | The period beginning on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.<br><br>There will be a long first coupon, commencing on (and including) the Issue Date to (but excluding) 30 June 2006, where linear interpolation shall apply based upon a Designated Maturity of 3 month and 4 month CHF-LIBOR Minus 0.112 per cent.<br><br>There will be a short final coupon, commencing on (and including) 30 March 2008 to (but excluding) the Maturity Date, where linear interpolation shall apply based upon a Designated Maturity of 1 month and 2 month CHF–LIBOR Minus 0.112 per cent. |
| | (ii) Specified Interest Payment Dates: | 30 March, 30 June, 30 September and 30 December of each year, commencing on 30 June 2006, up to and including the Maturity Date |
| | (iii) Business Day Convention: | Modified Following Business Day Convention |
| | (iv) Business Centre(s) (Condition 1(a)): | London |
| | (v) Manner in which the Rate(s) of Interest is/are to be determined: | ISDA Determination |

| | | | |
|---|---|---|---|
| | (vi) | Interest Period Date(s): | Not Applicable |
| | (vii) | Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent): | Not Applicable |
| | (viii) | Screen Rate Determination (Condition 1(a)): | Not Applicable |
| | (ix) | ISDA Determination (Condition 1(a)): | Applicable |
| | | Floating Rate Option: | CHF-LIBOR- Telerate (Telerate 3740) |
| | | Designated Maturity: | Three (3) month |
| | | Reset Date: | Two (2) Business days before start of the relevant Interest Period |
| | | ISDA Definitions: (if different from those set out in the Conditions) | Not Applicable |
| | (x) | Margin(s): | Minus 0.112 per cent. |
| | (xi) | Minimum Rate of Interest: | Not Applicable |
| | (xii) | Maximum Rate of Interest: | Not Applicable |
| | (xiii) | Day Count Fraction (Condition 1(a)): | Act/360, adjusted |
| | (xiv) | Rate Multiplier: | Not Applicable |
| | (xv) | Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions: | Not Applicable |
| 18 | **Zero Coupon Note Provisions** | | Not Applicable |
| 19 | **Index Linked Interest Note Provisions** | | Not Applicable |
| 20 | **Equity Linked Interest Note Provisions** | | Not Applicable |
| 21 | **Dual Currency Note Provisions** | | Not Applicable |

**PROVISIONS RELATING TO REDEMPTION**

| | | |
|---|---|---|
| 22 | **Call Option** | Not Applicable |
| 23 | **Put Option** | Not Applicable |

| | | |
|---|---|---|
| 24 | **Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note** | CHF100,000 per Note of CHF100,000 specified denomination |
| 25 | **Final Redemption Amount (Equity Linked Redemption Notes)** | Not Applicable |
| 26 | **Final Redemption Amount (Index Linked Redemption Notes)** | Not Applicable |
| 27 | **Early Redemption Amount** | |
| | (i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions): | Yes, as set out in the Conditions |
| | (ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)): | Yes |
| | (iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)): | Yes |
| | (iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g): | Not Applicable |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | |
|---|---|---|
| 28 | **Form of Notes** | Bearer Notes |
| | (i) Temporary or permanent Global Note: | Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note |
| | (ii) Applicable TEFRA exemption: | D Rules |

| | | |
|---|---|---|
| 29 | Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates: | TARGET, London and Geneva<br><br>The first sentence of Condition 10(h) shall be deemed to be deleted and replaced with the following: "If any date for payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment." |
| 30 | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | No |
| 31 | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: | Not Applicable |
| 32 | Details relating to Instalment Notes: | Not Applicable |
| 33 | Redenomination, renominalisation and reconventioning provisions: | Not Applicable |
| 34 | Consolidation provisions: | Not Applicable |
| 35 | Other terms or special conditions: | So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system/other specify |

**DISTRIBUTION**

| | | | |
|---|---|---|---|
| 36 | (i) | If syndicated, names and addresses of Managers: | Not Applicable |
| | (ii) | Stabilising Manager (if any): | Not Applicable |
| | (iii) | Dealers' Commission: | Not Applicable |
| 37 | If non-syndicated, name and address of | | Barclays Bank PLC |

| | | |
|---|---|---|
| | Dealer: | 5 The North Colonnade<br>Canary Wharf<br>London E14 4BB<br>United Kingdom |
| **38** | Additional selling restrictions: | Not Applicable |
| **39** | Subscription period: | Not Applicable |

**GENERAL**

| | | |
|---|---|---|
| **40** | Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a): | Not Applicable |
| **41** | The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.634361 producing a sum of (for Notes not denominated in Euro): | EUR 158,590,250 |
| **42** | In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.: | Not Applicable |

**LISTING AND ADMISSION TO TRADING APPLICATION**

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 70,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

**RESPONSIBILITY**

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ............................................

Duly authorised

## PART B – OTHER INFORMATION

**1 Listing**

| | | |
|---|---|---|
| (i) | Listing: | Luxembourg |
| (ii) | Admission to Trading: | Application has been made for the Notes to be admitted to trading on Luxembourg Stock Exchange with effect from 23 March 2006 |
| (iii) | Estimate of total expenses related to admission to trading: | EUR 1,390 |

**2 Ratings**

| | |
|---|---|
| Rating: | The Notes have been rated Aaa by Moody's, AAA by Standard & Poor's and AA+ by Fitch<br><br>As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. |

**3. Notification**

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the competent regulatory authorities of the following countries with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive: Luxembourg, UK, Belgium, Germany, Finland, Sweden, Norway, Austria, Spain, Greece, Ireland, Italy and France.

**4 Interests of natural and legal persons involved in the issue**

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer

**5 Reasons for the offer, estimated net proceeds and total expenses**

Not Applicable

| | |
|---|---|
| **6 Yield** (*Fixed Rate Notes Only*)<br>Indication of yield: | Not Applicable |

**7 Historic interest rates** *(Floating Rate Notes only)*

Details of historic 3 Month CHF-LIBOR-Telerate can be obtained from Telerate Page 3740.

**8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying** *(Index-Linked Notes only)*

Not Applicable

**9 Performance of rate[s] of exchange and explanation of effect on value of investment** *(Dual Currency Notes only)*

Not Applicable

**10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying** *(Equity-Linked Notes only)*

Not Applicable

**11 Operational information**

| | | |
|---|---|---|
| (i) | ISIN Code: | XS0248746306 |
| (ii) | Common Code: | 024874630 |
| (iii) | Fondscode: | Not Applicable |
| (iv) | Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s): | Not Applicable |
| | (i) The Depository Trust Company | Not Applicable |
| (v) | Delivery: | Delivery against payment |
| (vi) | Names and addresses of additional or other Paying Agents (if any): | Not Applicable |

Signed on behalf of the Issuer:

By: ____________________

Duly authorised

FINAL TERMS

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK INTERNATIONAL EQUITY DERIVATIVES)**
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND) AUSTRALIA BRANCH**
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND) SINGAPORE BRANCH**
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 70,000,000,000
Global Medium-Term Note Programme
due from seven days to perpetuity

**SERIES NO: 1573A**
**TRANCHE NO: 1**
**CHF250,000,000 Floating Rate Notes 2006 due 20 May 2008**

Issue Price: 100.00 per cent.

**Barclays Capital**

The date of these Final Terms is 21 March 2006.

## PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the offering circular dated 11 July 2005, as supplemented by (i) a supplemental offering circular dated 8 September 2005 relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular dated 8 September 2005 relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004, (iii) a supplemental offering circular dated 8 September 2005 relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, and (iv) a supplemental offering circular dated 21 November 2005 relating to an increase of the programme limit to Euro 70,000,000,000, (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

| | | | |
|---|---|---|---|
| **1** | Issuer: | | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) |
| **2** | (i) | Series Number: | 1573A |
| | (ii) | Tranche Number: | 1 |
| **3** | Specified Currency or Currencies: | | Swiss Francs (CHF) |
| **4** | Aggregate Nominal Amount: | | |
| | (i) | Tranche: | CHF250,000,000 |
| | (ii) | Series: | CHF250,000,000 |
| **5** | Issue Price: | | 100.00 per cent. of the Aggregate Nominal Amount |
| **6** | Specified Denominations: | | CHF100,000 |
| **7** | Issue Date: | | 23 March 2006 |
| | Interest Commencement Date | | Not Applicable |
| **8** | Maturity Date: | | 20 May 2008 |
| **9** | Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax) | | No |
| **10** | Interest Basis: | | 3 month CHF-LIBOR-Telerate Floating Rate Notes<br>(further particulars specified below) |

| | | |
|---|---|---|
| 11 | Redemption/Payment Basis: | Redemption at par |
| 12 | Change of Interest or Redemption/Payment Basis: | Not Applicable |
| 13 | Put/Call Options: | Not Applicable |
| 14 | (i) Status of the Notes: | Senior |
| | (ii) Date approval for issuance of Notes obtained: | Not Applicable |
| 15 | Method of distribution: | Non-syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | |
|---|---|---|
| 16 | **Fixed Rate Note Provisions** | Not Applicable |
| 17 | **Floating Rate Provisions** | Applicable. |
| | (i) Interest Period(s): | The period beginning on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.<br><br>There will be a long first coupon, commencing from the Issue Date to 30 June 2006, where linear interpolation shall apply based upon a Designated Maturity of 3 month CHF-LIBOR and a Designated Maturity of 4 month CHF–LIBOR Minus 0.112 per cent.<br><br>There will be a short final coupon, commencing from the 30 March 2008 to the Maturity Date, where linear interpolation shall apply based upon a Designated Maturity of 1 month CHF-LIBOR and a Designated Maturity of 2 month CHF–LIBOR Minus 0.112 per cent |
| | (ii) Specified Interest Payment Dates: | 30 March, 30 June, 30 September and 30 December of each year, commencing on 30 June 2006, up to and including the Maturity Date |
| | (iii) Business Day Convention: | Modified Following Business Day Convention |
| | (iv) Business Centre(s) (Condition 1(a)): | London |
| | (v) Manner in which the Rate(s) of Interest is/are to be determined: | ISDA Determination |

| | | | |
|---|---|---|---|
| | (vi) | Interest Period Date(s): | Not Applicable |
| | (vii) | Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent): | Not Applicable |
| | (viii) | Screen Rate Determination (Condition 1(a)): | Not Applicable |
| | (ix) | ISDA Determination (Condition 1(a)): | Applicable |
| | | Floating Rate Option: | CHF-LIBOR- Telerate (Telerate 3740) |
| | | Designated Maturity: | Three (3) month |
| | | Reset Date: | Two (2) Business days before start of the relevant Interest Period |
| | | ISDA Definitions: (*if different from those set out in the Conditions*) | Not Applicable |
| | (x) | Margin(s): | Minus 0.112 per cent. |
| | (xi) | Minimum Rate of Interest: | Not Applicable |
| | (xii) | Maximum Rate of Interest: | Not Applicable |
| | (xiii) | Day Count Fraction (Condition 1(a)): | Act/360, adjusted |
| | (xiv) | Rate Multiplier: | Not Applicable |
| | (xv) | Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions: | Not Applicable |
| 18 | **Zero Coupon Note Provisions** | | Not Applicable |
| 19 | **Index Linked Interest Note Provisions** | | Not Applicable |
| 20 | **Equity Linked Interest Note Provisions** | | Not Applicable |
| 21 | **Dual Currency Note Provisions** | | Not Applicable |

**PROVISIONS RELATING TO REDEMPTION**

| | | |
|---|---|---|
| 22 | **Call Option** | Not Applicable |
| 23 | **Put Option** | Not Applicable |

| | | |
|---|---|---|
| **24** | **Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note** | CHF100,000 per Note of CHF100,000 specified denomination |
| **25** | **Final Redemption Amount (Equity Linked Redemption Notes)** | Not Applicable |
| **26** | **Final Redemption Amount (Index Linked Redemption Notes)** | Not Applicable |
| **27** | **Early Redemption Amount** | |
| | (i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions): | Yes, as set out in the Conditions |
| | (ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)): | Yes |
| | (iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)): | Yes |
| | (iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g): | Not Applicable |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | |
|---|---|---|
| **28** | **Form of Notes** | Bearer Notes |
| | (i) Temporary or permanent Global Note: | Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note |
| | (ii) Applicable TEFRA exemption: | D Rules |

| | | |
|---|---|---|
| 29 | Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates: | TARGET, London and Geneva<br>The first sentence of Condition 10(h) shall be deemed to be deleted and replaced with the following: "If any date for payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment." |
| 30 | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | No |
| 31 | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: | Not Applicable |
| 32 | Details relating to Instalment Notes: | Not Applicable |
| 33 | Redenomination, renominalisation and reconventioning provisions: | Not Applicable |
| 34 | Consolidation provisions: | Not Applicable |
| 35 | Other terms or special conditions: | So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system/other specify |

**DISTRIBUTION**

| | | | |
|---|---|---|---|
| 36 | (i) | If syndicated, names and addresses of Managers: | Not Applicable |
| | (ii) | Stabilising Manager (if any): | Not Applicable |
| | (iii) | Dealers' Commission: | Not Applicable |
| 37 | If non-syndicated, name and address of | | Barclays Bank PLC |

| | | |
|---|---|---|
| | Dealer: | 5 The North Colonnade<br>Canary Wharf<br>London E14 4BB<br>United KIngdom |
| **38** | Additional selling restrictions: | Not Applicable |
| **39** | Subscription period: | Not Applicable |

**GENERAL**

| | | |
|---|---|---|
| **40** | Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a): | Not Applicable |
| **41** | The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.634361 producing a sum of (for Notes not denominated in Euro): | EUR 158,590,250 |
| **42** | In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.: | Not Applicable |

**LISTING AND ADMISSION TO TRADING APPLICATION**

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 70,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

**RESPONSIBILITY**

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ..........................................

Duly authorised

## PART B – OTHER INFORMATION

1 **Listing**

| | | |
|---|---|---|
| (i) | Listing: | Luxembourg |
| (ii) | Admission to Trading: | Application has been made for the Notes to be admitted to trading on Luxembourg Stock Exchange with effect from 23 March 2006 |
| (iii) | Estimate of total expenses related to admission to trading: | EUR 1,390 |

2 **Ratings**

| | |
|---|---|
| Rating: | The Notes have been rated Aaa by Moody's, AAA by Standard & Poor's and AA+ by Fitch<br><br>As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. |

3. **Notification**

The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) has provided the competent regulatory authorities of the following countries with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive: Luxembourg, UK, Belgium, Germany, Finland, Sweden, Norway, Austria, Spain, Greece, Ireland, Italy and France.

4 **Interests of natural and legal persons involved in the issue**

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer **5 Reasons for the offer, estimated net proceeds and total expenses** Not Applicable

5 **Reasons for the offer, estimated net proceeds and total expenses**

Not Applicable

| | |
|---|---|
| 6 **Yield** (*Fixed Rate Notes Only*)<br>Indication of yield: | Not Applicable |

7 **Historic interest rates** *(Floating Rate Notes only)*

Details of historic 3 Month CHF-LIBOR-Telerate can be obtained from Telerate Page 3740.

**8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying** *(Index-Linked Notes only)*

Not Applicable

**9 Performance of rate[s] of exchange and explanation of effect on value of investment** *(Dual Currency Notes only)*

Not Applicable

**10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying** *(Equity-Linked Notes only)*

Not Applicable

**11 Operational information**

| | | |
|---|---|---|
| (i) | ISIN Code: | XS0248749664 |
| (ii) | Common Code: | 024874966 |
| (iii) | Fondscode: | Not Applicable |
| (iv) | Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s): | Not Applicable |
| | (i) The Depository Trust Company | Not Applicable |
| (v) | Delivery: | Delivery against payment |
| (vi) | Names and addresses of additional or other Paying Agents (if any): | Not Applicable |

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

**Final Terms**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**
*(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)*

**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International Equity Derivatives)**
*(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)*

**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch**
(Australian Business Number 70 003 917 655)
*(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)*

**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch**
(Singapore Company Registration Number F03634W)
*(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)*

Euro 70,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

**SERIES NO: 1561A**
**TRANCHE NO: 1**

**TRY 100,000,000 11.125 per cent. Notes 2006 due 20 March 2008**

Issue Price: 99.90 per cent.

**Banca Profilo**

**Dresdner Kleinwort Wasserstein**

**KBC Bank**

**Rabobank International**

**DZ BANK AG**

The date of these Final Terms is 16 March 2006.

## PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 11 July 2005, as supplemented by (i) a supplemental offering circular dated 8 September 2005 relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular dated 8 September 2005 relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004, (iii) a supplemental offering circular dated 8 September 2005 relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, and (iv) a supplemental offering circular dated 21 November 2005 relating to an increase of the programme limit to Euro 70,000,000,000, (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

| | | | |
|---|---|---|---|
| **1** | Issuer: | | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) |
| **2** | (i) | Series Number: | 1561A |
| | (ii) | Tranche Number: | 1 |
| **3** | Specified Currency or Currencies: | | New Turkish Lira ("**TRY**") |
| **4** | Aggregate Nominal Amount: | | |
| | (i) | Tranche: | TRY 100,000,000 |
| | (ii) | Series: | TRY 100,000,000 |
| **5** | Issue Price: | | 99.90 per cent. of the Aggregate Nominal Amount |
| **6** | Specified Denominations: | | TRY 2,000 |
| **7** | (i) | Issue Date: | 20 March 2006 |
| | (ii) | Interest Commencement Date (if different from the Issue Date): | Not Applicable |
| **8** | Maturity Date: | | 20 March 2008 |
| **9** | Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax) | | No |
| **10** | Interest Basis: | | 11.125 per cent. Fixed Rate |
| **11** | Redemption/Payment Basis: | | Redemption at par |
| **12** | Change of Interest or Redemption/Payment Basis: | | Not Applicable |

| | | | |
|---|---|---|---|
| 13 | Put/Call Options: | | Not Applicable |
| 14 | (i) | Status of the Notes: | Senior |
| | (ii) | Date approval for issuance of Notes obtained: | Not Applicable |
| 15 | Method of distribution: | | Syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | | |
|---|---|---|---|
| 16 | **Fixed Rate Note Provisions** | | Applicable |
| | (i) | Rate of Interest: | 11.125 per cent. per annum payable annually in arrear |
| | (ii) | Interest Payment Date(s): | 20 March in each year, commencing on (and including) 20 March 2007 and ending on (and including) the Maturity Date |
| | (iii) | Fixed Coupon Amount (s): | TRY 222.50 per TRY 2,000 in nominal amount |
| | (iv) | Broken Amount: | Not Applicable |
| | (v) | Day Count Fraction (Condition 1(a)): | Act/act ICMA; unadjusted |
| | (vi) | Determination Date(s) (Condition 1(a)): | Each Interest Payment Date |
| | (vii) | Other terms relating to the method of calculating interest for Fixed Rate Notes: | Not Applicable |
| 17 | **Floating Rate Provisions** | | Not Applicable |
| 18 | **Zero Coupon Note Provisions** | | Not Applicable |
| 19 | **Index Linked Interest Note Provisions** | | Not Applicable |
| 20 | **Equity Linked Interest Note Provisions** | | Not Applicable |
| 21 | **Dual Currency Note Provisions** | | Not Applicable |

**PROVISIONS RELATING TO REDEMPTION**

| | | |
|---|---|---|
| 22 | **Call Option** | Not Applicable |
| 23 | **Put Option** | Not Applicable |
| 24 | **Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note** | TRY 2,000 per Note of TRY 2,000 Specified Denomination |
| 25 | **Final Redemption Amount (Equity Linked Redemption Notes)** | Not Applicable |

| | | |
|---|---|---|
| **26** | **Final Redemption Amount (Index Linked Redemption Notes)** | Not Applicable |
| **27** | **Early Redemption Amount** | |
| | (i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions): | Yes, as set out in the Conditions |
| | (ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)): | Yes |
| | (iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)): | Yes |
| | (iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g): | Not Applicable |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | |
|---|---|---|
| **28** | **Form of Notes** | Bearer Notes |
| | (i) Temporary or permanent Global Note/Certificate: | Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note |
| | (ii) Applicable TEFRA exemption: | D Rules |
| **29** | Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates: | TARGET, Istanbul |
| **30** | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | No |
| **31** | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: | Not Applicable |
| **32** | Details relating to Instalment Notes: | Not Applicable |

| | | | |
|---|---|---|---|
| 33 | Redenomination, renominalisation and reconventioning provisions: | | Not Applicable |
| 34 | Consolidation provisions: | | Not Applicable |
| 35 | Other terms or special conditions: | | Not Applicable |

**DISTRIBUTION**

| | | | |
|---|---|---|---|
| 36 | (i) | If syndicated, names and addresses of Managers: | Banca Profilo S.p.A.<br>Via San Martino della Battaglia, 10<br>20122 Milano<br>Italy<br><br>Dresdner Bank AG London Branch<br>Riverbank House<br>2 Swan Lane<br>London EC4R 3UX<br>United Kingdom<br><br>Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)<br>Croeselaan 18<br>3521 CB Utrecht<br>The Netherlands<br><br>DZ BANK AG<br>Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main<br>Platz der Republik<br>60265 Frankfurt am Main<br>Federal Republic of Germany<br><br>KBC BANK NV<br>Havenlaan 2<br>B-1080 BRUSSELS<br>Belgium |
| | (ii) | Stabilising Manager (if any): | Dresdner Bank AG London Branch |
| | (iii) | Dealers' Commission: | Combined Management and Underwriting Commission is 0.25 per cent. of the Aggregate |

| | | |
|---|---|---|
| | | Nominal Amount of the Notes<br><br>Selling Commission is 0.50 per cent. of the Aggregate Nominal Amount of the Notes |
| **37** | If non-syndicated, name and address of Dealer: | Not Applicable |
| **38** | Additional selling restrictions: | **Turkey**<br><br>Pursuant to Article 15 of Decree No. 32 containing the Foreign Exchange Rules of Turkey, the purchase and sale of the Notes issued in a foreign jurisdiction by the Managers to persons resident in Turkey are permitted and are not subject to restrictions, except that the transfers relating to the purchase or sale of such Notes should be made through authorised banks or intermediary institutions authorised to carry out securities transactions according to the Capital Market Legislation of Turkey. It is not permitted to distribute any disclosure documents relating to the issue of the Notes in Turkey without observing the provisions of the Communique III, No. 20 of the Capital Market Board regarding the Sale of Foreign Capital Market Instruments in Turkey. |
| **39** | Subscription period: | Not Applicable |

**GENERAL**

| | | |
|---|---|---|
| **40** | Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a): | Not Applicable |
| **41** | The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.634783, producing a sum of: | Euro 63,478,300 |
| **42** | In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.: | Not Applicable |

**LISTING AND ADMISSION TO TRADING APPLICATION**

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 70,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

**RESPONSIBILITY**

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ............................................

Duly authorised

# PART B – OTHER INFORMATION

**1 Listing**

| | | |
|---|---|---|
| (i) | Listing: | Luxembourg |
| (ii) | Admission to Trading: | Application has been made for the Notes to be admitted to trading on the Official List of the Regulated Market of the Luxembourg Stock Exchange with effect from 20 March 2006. |
| (i) | Estimate of total expenses related to admission to trading: | Euro 1,230 |

**2 Ratings**

Rating: The Notes have been rated Aaa by Moody's Investors Service, Inc. (**"Moody's"**), AAA by Standard & Poor's Ratings Services (**"Standard & Poor's"**) and AA+ by Fitch (**"Fitch"**).

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

**3 Notification**

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the Commission de Surveillance du Secteur Financier in Luxembourg with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

**4 Interests of natural and legal persons involved in the issue**

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

**5 Reasons for the offer, estimated net proceeds and total expenses**

| | | |
|---|---|---|
| (i) | Reasons for the offer: | Banking Business |
| (ii) | Estimated net proceeds: | TRY 99,150,000 |
| (iii) | Estimated total expenses: | TRY 750,000 (comprising of selling concession and |

combined management and underwriting commission)

| | | |
|---|---|---|
| 6 | **Yield** (*Fixed Rate Notes Only*)<br>Indication of yield: | 11.309 per cent. per annum<br><br>This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate.<br><br>The yield is calculated at the Issue Date on the basis of the Issue Price of the Notes. It is NOT an indication of future yield. |

**7 Historic interest rates**

Not Applicable

**8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying**

Not Applicable

**9 Performance of rate[s] of exchange and explanation of effect on value of investment**

Not Applicable

**10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying**

Not Applicable

**11 Operational information**

| | | |
|---|---|---|
| (i) | ISIN Code: | XS0247498438 |
| (ii) | Common Code: | 24749843 |
| (iii) | WKN (German security code): | A0GPME |
| (iv) | Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s): | Not Applicable |
| (v) | Delivery: | Delivery against payment |
| (vi) | Names and addresses of additional or other Paying Agents: | Not Applicable |

Signed on behalf of the Issuer:

By: ______________________
Duly authorised

## FINAL TERMS

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International Equity Derivatives)**
*(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)*

**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch**
(Australian Business Number 70 003 917 655)
*(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)*

**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch**
(Singapore Company Registration Number F03634W)
*(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)*

Euro 70,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

**SERIES NO: 1564A**
**TRANCHE NO: 1**

**EUR 50,000,000 Fixed Rate to Index Linked Interest Notes 2006 due 17 March 2018**

Issue Price: 100.00 per cent.

BNP PARIBAS



The date of these Final Terms is 15 March 2006.

## PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 11 July 2005, as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004, (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, in each case dated 8 September 2005 and (iv) a supplemental offering circular relating to the increase of the programme limit to Euro 70,000,000,000, dated 21 November 2005 (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

| | | | |
|---|---|---|---|
| **1** | Issuer: | | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) |
| **2** | (i) | Series Number: | 1564A |
| | (ii) | Tranche Number: | 1 |
| **3** | Specified Currency or Currencies: | | Euro ("EUR") |
| **4** | Aggregate Nominal Amount: | | |
| | (i) | Tranche: | EUR 50,000,000 |
| | (ii) | Series: | EUR 50,000,000 |
| **5** | Issue Price: | | 100.00 per cent. of the Aggregate Nominal Amount |
| **6** | Specified Denominations: | | EUR 50,000 |
| **7** | (i) | Issue Date: | 17 March 2006 |
| | (ii) | Interest Commencement Date (if different from the Issue Date): | Not Applicable |
| **8** | Maturity Date: | | 17 March 2018 |
| **9** | Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax): | | No |
| **10** | Interest Basis: | | 4.25 per cent. Fixed Rate and Index Linked Interest |
| **11** | Redemption/Payment Basis: | | Redemption at par |

| | | |
|---|---|---|
| 12 | Change of Interest or Redemption/Payment Basis: | 4.25 per cent. Fixed Rate for the period from (and including) the Issue Date to (but excluding) 24 March 2006 changing into Index Linked Interest for the period from (and including ) 24 March 2006 to (but excluding) the Maturity Date |
| 13 | Put/Call Options: | Not Applicable |
| 14 | (i) Status of the Notes: | Senior |
| | (ii) Date approval for issuance of Notes obtained: | Not Applicable |
| 15 | Method of distribution: | Non-syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | | |
|---|---|---|---|
| 16 | **Fixed Rate Note Provisions** | | Applicable |
| | (i) | Rate of Interest: | 4.25 per cent. payable in arrear |
| | (ii) | Interest Payment Date(s): | 24 March 2006 |
| | (iii) | Fixed Coupon Amount(s): | EUR 2,125 per EUR 50,000 in nominal amount |
| | (iv) | Broken Amount: | Not Applicable |
| | (v) | Day Count Fraction (Condition 1(a)): | Not Applicable |
| | (vi) | Determination Date(s) (Condition 1(a)): | Not Applicable |
| | (vii) | Other terms relating to the method of calculating interest for Fixed Rate Notes: | Not Applicable |
| 17 | **Floating Rate Provisions** | | Not Applicable |
| 18 | **Zero Coupon Note Provisions** | | Not Applicable |
| 19 | **Index Linked Interest Note Provisions** | | Applicable |
| | (i) | Index/Formula: | The Rate of Interest for each Interest Period shall be a percentage rate determined by the Calculation Agent in its sole discretion in accordance with the following formula: |

If on a Valuation $Date_t$ the Closing Level is equal to or greater than $Index_0$, then the Rate of Interest for the immediately following Specified Interest Payment Date shall be **4.00 per cent.**;

Otherwise, the Rate of Interest for such Specified Interest Payment Date shall be **0.70 per cent.**

**Provided that** if on a Valuation $Date_t$, the Closing Level is equal to or greater than 150% of $Index_0$ (the "**Lock in Event**"), then the Rate of Interest for every Specified Interest Payment Date following such Lock in Event shall be:

$$\text{MAX}\left(4\% \,;\, 4\% * 2 * \frac{Indext - Index0}{Index0}\right)$$

Where:

"**Closing Level**" means, in respect of any Exchange Business Day and the Index, the official level of the Index quoted on the Exchange as calculated and announced by the Sponsor as of the Valuation Time.

"**Index**" means the Dow Jones Euro STOXX 50 Index, the official level of which is calculated by the Sponsor and published on the Screen Page

"**$Index_0$**" means 3763.73, being the Closing Level on 2 March 2006.

"**$Index_t$**" means the Closing Level on the relevant Valuation $Date_t$.

"**Screen Page**" means Reuters 'STOXX50E' or any successor page or service which displays such information in respect of the Index.

| | | |
|---|---|---|
| (ii) | Calculation Agent responsible for calculating the interest due: | BNP Paribas (the "**Calculation Agent**") |
| (iii) | Basket: | Not Applicable |
| (iv) | Provisions for determining Coupon where calculated by reference to Index and/or Formula: | As described in item 19(i) above |
| (v) | Index Valuation Date: | "**Valuation $Date_t$**" means 2 March in each year from and including 2 March 2007 to and including 2 March 2018 or, if any such day is not a Scheduled Trading Day for the Index, the first succeeding day that is a Scheduled Trading Day. If any Valuation Date is a Disrupted Day, then such Valuation Date shall be the earlier of: |

(a) the next following Scheduled Trading Day that is not a Disrupted Day;

(b) if the first Scheduled Trading Day that is not a Disrupted Day has not occurred as of the Valuation Time on the eighth Scheduled Trading Day immediately following the original date, but for the occurrence of a Disrupted Day, would have been the Valuation Date, that eighth Scheduled Trading Day (notwithstanding that it is a Disrupted Day); or

(c) the day that is three (3) Business Days prior to the relevant Specified Interest Payment Date (the "**Cut-Off Date**");

provided that, if the Valuation Date is the eighth Scheduled Trading Day (in accordance with (b) above) or the Cut-Off Date (as the case may be) and that the eighth Scheduled Trading Day or the Cut-Off Date (as the case may be) is not a Scheduled Trading Day or is a Disrupted Day, then the Calculation Agent shall determine its good faith estimate of the value for the Index as of the Valuation Time on that eighth Scheduled Trading Day or the Cut-Off Date (as the case may be).

| | | |
|---|---|---|
| (vi) | Valuation Time: | As described in the Offering Circular |
| (vii) | Sponsor: | "**Sponsor**" means the entity responsible for the calculation and publication of the official level of the Index (currently STOXX Limited) or any successor thereto |

| | | |
|---|---|---|
| (viii) | Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable: | As per Condition 9<br><br>**Correction to Index:**<br><br>With the exception of any corrections published after the day which is three (3) Exchange Business Days prior to the due date for payment of an Interest Amount, if the level of the Index published on a given day and used or to be used by the Calculation Agent to determine the Rate of Interest is subsequently corrected and the correction published by the Sponsor within thirty (30) days of the original publication, the level to be used shall be the level of the Index as so corrected. Corrections published after the day which is three (3) Exchange Business Days prior to the due date for payment of an Interest Amount shall be disregarded by the Calculation Agent for the purposes of determining the Rate of Interest. |
| (ix) | Interest or Calculation Period(s): | The first Interest Period will run from and including 24 March 2006 to but excluding 17 March 2007<br><br>Subsequent Interest Periods will run from and including each Specified Interest Payment Date to but excluding the subsequent Specified Interest Payment Date |
| (x) | Determination Date(s) | As described in item 19(v) above |
| (xi) | Specified Interest Payment Dates: | 17 March in each year from and including 17 March 2007 to and including 17 March 2018 |
| (xii) | Business Day Convention: | Modified Following Business Day Convention |
| (xiii) | Business Centre(s) (Condition 1(a)): | TARGET |
| (xiv) | Minimum Rate/Amount of Interest: | Not Applicable |
| (xv) | Maximum Rate/Amount of Interest: | Not Applicable |
| (xvi) | Day Count Fraction (Condition 1(a)): | Not Applicable |
| (xvii) | Exchange: | "**Exchange**" means the exchange or quotation system on which each component security comprising the Index is principally traded or, in each case, any successor thereto |
| (xviii) | Related Exchange: | "**Related Exchange**" means any exchange or quotation system on which futures or options contracts on the Index may be traded |

| | | |
|---|---|---|
| 20 | **Equity Linked Interest Note Provisions** | Not Applicable |
| 21 | **Dual Currency Note Provisions** | Not Applicable |

**PROVISIONS RELATING TO REDEMPTION**

| | | |
|---|---|---|
| 22 | **Call Option** | Not Applicable |
| 23 | **Put Option** | Not Applicable |
| 24 | **Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note** | EUR 50,000 per note of EUR 50,000 specified denomination |
| 25 | **Final Redemption Amount (Equity Linked Redemption Notes)** | Not Applicable |
| 26 | **Final Redemption Amount (Index Linked Redemption Notes)** | Not Applicable |
| 27 | **Early Redemption Amount** | Applicable |
| | (i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7 (c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions): | Yes, as set out in the Conditions |
| | (ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7 (c)): | Yes |
| | (iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)): | Yes |
| | (iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g): | Not Applicable |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | |
|---|---|---|
| 28 | **Form of Notes:** | Bearer Notes |
| | (i) Temporary or permanent Global Note/Certificate: | Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note |
| | (ii) Applicable TEFRA exemption: | D Rules |

| | | |
|---|---|---|
| 29 | Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates: | TARGET<br><br>Condition 10(h) shall be deemed to be deleted and replaced with the following: "If any date for payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment." |
| 30 | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | No |
| 31 | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: | Not Applicable |
| 32 | Details relating to Instalment Notes: | Not Applicable |
| 33 | Redenomination, renominalisation and reconventioning provisions: | Not Applicable |
| 34 | Consolidation provisions: | Not Applicable |
| 35 | Other terms or special conditions: | So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system. |

**DISTRIBUTION**

| | | |
|---|---|---|
| 36 | (i) If syndicated, names and addresses of Managers: | Not Applicable |
| | (ii) Stabilising Manager (if any): | Not Applicable |
| | (iii) Dealer's Commission: | None |
| 37 | If non-syndicated, name and address of Dealer: | BNP Paribas<br>10 Harewood Avenue<br>London NW1 6AA<br>United Kingdom |
| 38 | Additional selling restrictions: | Not Applicable |

| | | |
|---|---|---|
| **39** | Subscription Period | Not Applicable |

**GENERAL**

| | | |
|---|---|---|
| **40** | Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a): | Not Applicable |
| **41** | The aggregate principal amount of Notes issued has been translated into Euro at the rate of Euro producing a sum of (for Notes not denominated in Euro): | Not Applicable |
| **42** | In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.: | Not Applicable |

**LISTING AND ADMISSION TO TRADING APPLICATION**

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 70,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

**RESPONSIBILITY**

The Issuer accepts responsibility for the information contained in these Final Terms. Information on the underlying has been extracted from publicly available information released by the Sponsor. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by the Sponsor, no facts have been omitted which would render the reproduced inaccurate or misleading.

Signed on behalf of the Issuer:

By: ..............................

Duly authorised

## PART B – OTHER INFORMATION

1 **LISTING**

| | | |
|---|---|---|
| (i) | Listing: | Luxembourg |
| (ii) | Admission to Trading: | Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from the Issue Date. |
| (iii) | Estimate of total expenses related to admission to trading: | EUR 4,180 |

2 **RATINGS**

| | |
|---|---|
| Rating: | The Notes have been rated Aaa by Moody's, AAA by Standard & Poor's and AA+ by Fitch.<br><br>As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. |

3 **NOTIFICATION**

The Netherlands Authority for the Financial Markets, *Autoriteit Financiële Markten*, ,has provided its equivalent competent authority in Luxembourg, *Commission de Surveillance du Secteur Financier,* with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER**

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

Not Applicable

6 **YIELD** (*Fixed Rate Notes Only*) Not Applicable

Indication of yield:

7 **HISTORIC INTEREST RATES** *(Floating Rate Notes only)*

Not Applicable

## 8 PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING *(Index-Linked Notes only)*

Calculation methodology, details of past performance and other background information in respect of the Index may be obtained from the Sponsor and/or the Screen Page.

None of the Issuer, the Calculation Agent or any Agents accepts responsibility for the calculation, maintenance or publication of the Index or any successor index.

**Dow Jones Euro Stoxx 50 Index disclaimer:**

STOXX Limited ("STOXX") and Dow Jones & Company ("Dow Jones") have no relationship to the Issuer, other than the licensing of the relevant index and the related trademarks for use in connection with the Notes.

STOXX and Dow Jones do not:

- sponsor, endorse, sell or promote the Notes;
- recommend that any person invest in the Notes or any other securities;
- have any responsibility or liability for or make any decisions about the timing, amount or pricing of Notes;
- have any responsibility or liability for the administration, management or marketing of the Notes; or
- consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the relevant index or have any obligation to do so.

STOXX and Dow Jones will not have any liability in connection with the Notes.

Specifically:

STOXX and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:

- the results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the relevant index and the data included in the relevant index;
- the accuracy or completeness of the relevant index and its data; or
- the merchantability and the fitness for a particular purpose or use of the relevant index and its data;

STOXX and Dow Jones will have no liability for any errors, omissions, or interruptions in the relevant index or its data; and

under no circumstances will STOXX or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses even if STOXX or Dow Jones knows that they might occur.

The licensing agreement between the issuer and STOXX is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

## 9 PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT (Dual Currency Notes only)

Not Applicable

## 10 PERFORMANCE OF UNDERLYING, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND INFORMATION CONCERNING THE UNDERLYING *(Equity-Linked Notes only)*

Not Applicable

## 11 OPERATIONAL INFORMATION

| | | |
|---|---|---|
| (i) | ISIN Code: | XS0246960651 |
| (ii) | Common Code: | 024696065 |

| | | |
|---|---|---|
| (iii) | Fondscode: | Not Applicable |
| (iv) | Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s): | Not Applicable |
| (v) | Delivery: | Delivery against payment |
| (vi) | The Agents appointed in respect of the Notes are: | BNP Paribas as Calculation Agent |

Signed on behalf of the Issuer:

By: ..........................................

Duly authorised

# FINAL TERMS

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.** ***(*****Rabobank International Equity Derivatives*****)***
*(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)*

**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch**
(Australian Business Number 70 003 917 655)
*(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)*

**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch**
(Singapore Company Registration Number F03634W)
*(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)*

Euro 70,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

**SERIES NO: 1563A**
**TRANCHE NO: 1**

**EUR 90,000,000 Fixed Rate to Index Linked Interest Notes 2006 with Index Linked Redemption due 17 March 2013**

Issue Price: 100.00 *per cent.*

BNP PARIBAS

The date of these Final Terms is 15 March 2006.

## PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 11 July 2005, as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004, (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, in each case dated 8 September 2005 and (iv) a supplemental offering circular relating to the increase of the programme limit to Euro 70,000,000,000, dated 21 November 2005 (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

| | | |
|---|---|---|
| **1** | Issuer: | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) |
| **2** | (i) Series Number: | 1563A |
| | (ii) Tranche Number: | 1 |
| **3** | Specified Currency or Currencies: | Euro ("EUR") |
| **4** | Aggregate Nominal Amount: | |
| | (i) Tranche: | EUR 90,000,000 |
| | (ii) Series: | EUR 90,000,000 |
| **5** | Issue Price: | 100.00 per cent. of the Aggregate Nominal Amount |
| **6** | Specified Denominations: | EUR 50,000 |
| **7** | (i) Issue Date: | 17 March 2006 |
| | (ii) Interest Commencement Date (if different from the Issue Date): | Not Applicable |
| **8** | Maturity Date: | 17 March 2013 |
| **9** | Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax): | No |
| **10** | Interest Basis: | 4.15 per cent. Fixed Rate and Index Linked Interest |
| **11** | Redemption/Payment Basis: | Index Linked Redemption |

| | | |
|---|---|---|
| 12 | Change of Interest or Redemption/Payment Basis: | 4.15 per cent. Fixed Rate for the period from (and including) the Issue Date to (but excluding) 17 March 2008 changing into Index Linked Interest for the period from (and including ) 17 March 2008 to (but excluding) the Maturity Date |
| 13 | Put/Call Options: | Not Applicable |
| 14 | (i) Status of the Notes: | Senior |
| | (ii) Date approval for issuance of Notes obtained: | Not Applicable |
| 15 | Method of distribution: | Non-syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | | |
|---|---|---|---|
| 16 | **Fixed Rate Note Provisions** | | Applicable |
| | (i) | Rate of Interest: | 4.15 per cent. per annum payable annually in arrear |
| | (ii) | Interest Payment Date(s): | 17 March 2007 and 17 March 2008 |
| | (iii) | Fixed Coupon Amount(s): | EUR 2,075 per EUR 50,000 in nominal amount |
| | (iv) | Broken Amount: | Not Applicable |
| | (v) | Day Count Fraction (Condition 1(a)): | 30 / 360 (unadjusted) |
| | (vi) | Determination Date(s) (Condition 1(a)): | Not Applicable |
| | (vii) | Other terms relating to the method of calculating interest for Fixed Rate Notes: | Not Applicable |
| 17 | **Floating Rate Provisions** | | Not Applicable |
| 18 | **Zero Coupon Note Provisions** | | Not Applicable |
| 19 | **Index Linked Interest Note Provisions** | | Applicable |
| | (i) | Index/Formula: | The Rate of Interest for each Interest Period shall be a percentage rate determined by the Calculation Agent in its sole discretion in accordance with the following formula:<br><br>If on a Valuation $Date_t$ the Closing Level is equal to or greater than 85 per cent. of $Index_0$, then the Rate of Interest for the immediately following Specified Interest Payment Date shall be:<br><br>**EUR10YrCMS + 1.00 per cent.**<br><br>otherwise, the Rate of Interest for such Specified Interest Payment Date shall be **1.25 per cent.** |

**Provided that if:**

A) On a Valuation Date$_t$, the Closing Level is equal to or greater than Index$_0$; or

B) At any time during the First Observation Period, the Closing Level is greater than 150 per cent. of Index$_0$

(each a "**Lock in Event**"), then the Rate of Interest for every Specified Interest Payment Date following such Lock in Event shall be:

**EUR10YrCMS + 1.00 per cent.**

**There will also be an additional Interest Amount payable on the Specified Interest Payment Date falling in March 2013, the Rate of Interest for which shall be a percentage rate determined by the Calculation Agent in its sole discretion in accordance with the following formula:**

$$\mathrm{MAX}\left[0, \frac{Indexaverage - 2 * Index0}{Index0}\right]$$

Where:

"**Closing Level**" means, in respect of any Exchange Business Day and the Index, the official level of the Index quoted on the Exchange as calculated and announced by the Sponsor as of the Valuation Time.

"**EUR10YrCMS**" means the ten (10) year mid swap rates in EUR on an annual 30/360 basis versus six (6) month EURIBOR, expressed as a per annum percentage rate, as appearing on Reuters page 'ISDAFIX2' as of 11:30 a.m., Frankfurt Time on the relevant Valuation Date$_t$.

"**First Observation Period**" means each Exchange Business Day from and including 2 March 2006 to and including 2 March 2008

"**Index**" means the Dow Jones Euro STOXX 50 Index, the official level of which is calculated by the Sponsor and published on the Screen Page

"**Index$_0$**" means 3763.73, being the Closing Level on 2 March 2006.

"**Index$_{average}$**" means the arithmetic average of the Closing Levels on the Valuation Dates falling in March 2012 and March 2013.

"**Screen Page**" means Reuters 'STOXX50E' or any successor page or service which displays such information in respect of the Index.

| | | |
|---|---|---|
| (ii) | Calculation Agent responsible for calculating the interest due: | BNP Paribas (the "**Calculation Agent**") |
| (iii) | Basket: | Not Applicable |
| (iv) | Provisions for determining Coupon where calculated by reference to Index and/or Formula: | As described in item 19(i) above |
| (v) | Index Valuation Date: | "**Valuation Date$_t$**" means 2 March in each year from and including 2 March 2009 to and including 2 March 2013 or, if any such day is not a Scheduled Trading Day for the Index, the first succeeding day that is a Scheduled Trading Day. If any Valuation Date is a Disrupted Day, then such Valuation Date shall be the earlier of: |

(a) the next following Scheduled Trading Day that is not a Disrupted Day;

(b) if the first Scheduled Trading Day that is not a Disrupted Day has not occurred as of the Valuation Time on the eighth Scheduled Trading Day immediately following the original date, but for the occurrence of a Disrupted Day, would have been the Valuation Date, that eighth Scheduled Trading Day (notwithstanding that it is a Disrupted Day); or

(c) the day that is three (3) Business Days prior to the relevant Specified Interest Payment Date (the "**Cut-Off Date**");

| | | |
|---|---|---|
| | | provided that, if the Valuation Date is the eighth Scheduled Trading Day (in accordance with (b) above) or the Cut-Off Date (as the case may be) and that the eighth Scheduled Trading Day or the Cut-Off Date (as the case may be) is not a Scheduled Trading Day or is a Disrupted Day, then the Calculation Agent shall determine its good faith estimate of the value for the Index as of the Valuation Time on that eighth Scheduled Trading Day or the Cut-Off Date (as the case may be). |
| (vi) | Valuation Time: | As described in the Offering Circular |
| (vii) | Sponsor: | "**Sponsor**" means the entity responsible for the calculation and publication of the official level of the Index (currently STOXX Limited) or any successor thereto |
| (viii) | Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable: | As per Condition 9<br><br>**Correction to Index:**<br><br>With the exception of any corrections published after the day which is three (3) Exchange Business Days prior to the due date for payment of an Interest Amount, if the level of the Index published on a given day and used or to be used by the Calculation Agent to determine the Rate of Interest is subsequently corrected and the correction published by the Sponsor within thirty (30) days of the original publication, the level to be used shall be the level of the Index as so corrected. Corrections published after the day which is three (3) Exchange Business Days prior to the due date for payment of an Interest Amount shall be disregarded by the Calculation Agent for the purposes of determining the Rate of Interest. |
| (ix) | Interest or Calculation Period(s): | The first Interest Period will run from and including 17 March 2008 to but excluding 17 March 2009<br><br>Subsequent Interest Periods will run from and including each Specified Interest Payment Date to but excluding the subsequent Specified Interest Payment Date |
| (x) | Determination Date(s) | As described in item 19(v) above |
| (xi) | Specified Interest Payment Dates: | 17 March in each year from and including 17 March 2009 to and including 17 March 2013 |
| (xii) | Business Day Convention: | Modified Following Business Day Convention |

| | | |
|---|---|---|
| (xiii) | Business Centre(s) (Condition 1(a)): | TARGET |
| (xiv) | Minimum Rate/Amount of Interest: | Not Applicable |
| (xv) | Maximum Rate/Amount of Interest: | Not Applicable |
| (xvi) | Day Count Fraction (Condition 1(a)): | Not Applicable |
| (xvii) | Exchange: | **"Exchange"** means the exchange or quotation system on which each component security comprising the Index is principally traded or, in each case, any successor thereto |
| (xviii) | Related Exchange: | **"Related Exchange"** means any exchange or quotation system on which futures or options contracts on the Index may be traded |

| | | |
|---|---|---|
| **20** | **Equity Linked Interest Note Provisions** | Not Applicable |
| **21** | **Dual Currency Note Provisions** | Not Applicable |

**PROVISIONS RELATING TO REDEMPTION**

| | | |
|---|---|---|
| **22** | **Call Option** | Not Applicable |
| **23** | **Put Option** | Not Applicable |
| **24** | **Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note** | Not Applicable |
| **25** | **Final Redemption Amount (Equity Linked Redemption Notes)** | Not Applicable |
| **26** | **Final Redemption Amount (Index Linked Redemption Notes)** | Applicable |

(i) Formula:

Unless previously redeemed or purchased and cancelled by the Issuer, the Final Redemption Amount of each Note shall be determined by the Calculation Agent acting in its sole discretion in accordance with the following formula:

A) If a Lock in Event has occurred then the Final Redemption Amount shall be:

**EUR 50,000 per Note of EUR 50,000 specified denomination;**

otherwise

B) If a Lock in Event has not occurred **and** the Closing Level has remained equal to or greater than 50 per cent. of $Index_0$ at all times during the Second Observation Period then the Final Redemption Amount shall be:

**EUR 50,000 per Note of EUR 50,000 specified denomination;**

otherwise

C) The Final Redemption Amount shall be calculated in accordance with the following formula:

$$\text{EUR 50,000 x } \left(100\% + \text{MIN}\left[0, \frac{Indexfinal - Index0}{Index0}\right]\right)$$

Where:

"**$Index_{final}$**" means the Closing Level on the Valuation Date falling in March 2013.

"**Second Observation Period**" means each Exchange Business Day from and including 2 March 2006 to and including 2 March 2013

| | | |
|---|---|---|
| (ii) | Calculation Agent responsible for calculating the Redemption Amount: | BNP Paribas |
| (iii) | Basket: | Not Applicable |
| (iv) | Index: | As described in item 19(i) above |
| (v) | Valuation Time: | As described in the Offering Circular |
| (vi) | Index Valuation Date: | As described in item 19(v) above |
| (vii) | Exchange: | As described in item 19(xvii) above |
| (viii) | Related Exchange: | As described in item 19(xviii) above |
| (ix) | Sponsor: | As described in item 19(vii) above |
| (x) | Market Disruption Event: | As described in the Offering Circular |

| | | |
|---|---|---|
| (xi) | Such other additional terms or provisions as may be required: | **Correction to Index:**<br><br>With the exception of any corrections published after the day which is three (3) Exchange Business Days prior to the due date for payment of the Final Redemption Amount, if the level of the Index published on a given day and used or to be used by the Calculation Agent to determine the Final Redemption Amount is subsequently corrected and the correction published by the Sponsor within thirty (30) days of the original publication, the level to be used shall be the level of the Index as so corrected. Corrections published after the day which is three (3) Exchange Business Days prior to the due date for payment of the Final Redemption Amount shall be disregarded by the Calculation Agent for the purposes of determining the Final Redemption Amount. |

| | | |
|---|---|---|
| **27** | **Early Redemption Amount** | Applicable |
| (i) | Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7 (c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions): | Yes, as set out in the Conditions |
| (ii) | Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7 (c)): | Yes |
| (iii) | Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)): | Yes |
| (iv) | Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g): | Not Applicable |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | |
|---|---|---|
| **28** | **Form of Notes:** | Bearer Notes |
| (i) | Temporary or permanent Global Note/Certificate: | Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note |
| (ii) | Applicable TEFRA exemption: | D Rules |

| | | |
|---|---|---|
| 29 | Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates: | TARGET<br><br>Condition 10(h) shall be deemed to be deleted and replaced with the following: "If any date for payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment." |
| 30 | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | No |
| 31 | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: | Not Applicable |
| 32 | Details relating to Instalment Notes: | Not Applicable |
| 33 | Redenomination, renominalisation and reconventioning provisions: | Not Applicable |
| 34 | Consolidation provisions: | Not Applicable |
| 35 | Other terms or special conditions: | So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system. |

**DISTRIBUTION**

| | | |
|---|---|---|
| 36 | (i) If syndicated, names and addresses of Managers: | Not Applicable |
| | (ii) Stabilising Manager (if any): | Not Applicable |
| | (iii) Dealer's Commission: | None |
| 37 | If non-syndicated, name and address of Dealer: | BNP Paribas<br>10 Harewood Avenue<br>London NW1 6AA<br>United Kingdom |
| 38 | Additional selling restrictions: | Not Applicable |

| | | |
|---|---|---|
| 39 | Subscription Period | Not Applicable |

**GENERAL**

| | | |
|---|---|---|
| 40 | Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a): | Not Applicable |
| 41 | The aggregate principal amount of Notes issued has been translated into Euro at the rate of Euro producing a sum of (for Notes not denominated in Euro): | Not Applicable |
| 42 | In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.: | Not Applicable |

**LISTING AND ADMISSION TO TRADING APPLICATION**

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 70,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

**RESPONSIBILITY**

The Issuer accepts responsibility for the information contained in these Final Terms. Information on the underlying has been extracted from publicly available information released by the Sponsor. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by the Sponsor, no facts have been omitted which would render the reproduced inaccurate or misleading.

Signed on behalf of the Issuer:

By: ..................................

Duly authorised

## PART B – OTHER INFORMATION

**1 LISTING**

| | | |
|---|---|---|
| (i) | Listing: | Luxembourg |
| (ii) | Admission to Trading: | Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from the Issue Date. |
| (iii) | Estimate of total expenses related to admission to trading: | EUR 3,620 |

**2 RATINGS**

| | |
|---|---|
| Rating: | The Notes have been rated Aaa by Moody's, AAA by Standard & Poor's and AA+ by Fitch. |
| | As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. |

**3 NOTIFICATION**

The Netherlands Authority for the Financial Markets, *Autoriteit Financiële Markten*, ,has provided its equivalent competent authority in Luxembourg, *Commission de Surveillance du Secteur Financier,* with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

**4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER**

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

**5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

Not Applicable

**6 YIELD** *(Fixed Rate Notes Only)* Not Applicable

Indication of yield:

**7 HISTORIC INTEREST RATES** *(Floating Rate Notes only)*

Not Applicable

## 8 PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING *(Index-Linked Notes only)*

Calculation methodology, details of past performance and other background information in respect of the Index may be obtained from the Sponsor and/or the Screen Page.

None of the Issuer, the Calculation Agent or any Agents accepts responsibility for the calculation, maintenance or publication of the Index or any successor index.

**Dow Jones Euro Stoxx 50 Index disclaimer:**

STOXX Limited ("STOXX") and Dow Jones & Company ("Dow Jones") have no relationship to the Issuer, other than the licensing of the relevant index and the related trademarks for use in connection with the Notes.

STOXX and Dow Jones do not:

- sponsor, endorse, sell or promote the Notes;
- recommend that any person invest in the Notes or any other securities;
- have any responsibility or liability for or make any decisions about the timing, amount or pricing of Notes;
- have any responsibility or liability for the administration, management or marketing of the Notes; or
- consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the relevant index or have any obligation to do so.

STOXX and Dow Jones will not have any liability in connection with the Notes.

Specifically:

STOXX and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:

- the results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the relevant index and the data included in the relevant index;
- the accuracy or completeness of the relevant index and its data; or
- the merchantability and the fitness for a particular purpose or use of the relevant index and its data;

STOXX and Dow Jones will have no liability for any errors, omissions, or interruptions in the relevant index or its data; and

under no circumstances will STOXX or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses even if STOXX or Dow Jones knows that they might occur.

The licensing agreement between the issuer and STOXX is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

## 9 PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT (Dual Currency Notes only)

Not Applicable

## 10 PERFORMANCE OF UNDERLYING, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND INFORMATION CONCERNING THE UNDERLYING *(Equity-Linked Notes only)*

Not Applicable

## 11 OPERATIONAL INFORMATION

| | | |
|---|---|---|
| (i) | ISIN Code: | XS0246960065 |
| (ii) | Common Code: | 024696006 |

| | | |
|---|---|---|
| (iii) | Fondscode: | Not Applicable |
| (iv) | Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s): | Not Applicable |
| (v) | Delivery: | Delivery against payment |
| (vi) | The Agents appointed in respect of the Notes are: | BNP Paribas as Calculation Agent |

Signed on behalf of the Issuer:

By: ...............................

Duly authorised

# Final Terms

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK INTERNATIONAL EQUITY DERIVATIVES)**
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND) AUSTRALIA BRANCH**
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND) SINGAPORE BRANCH**
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 70,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

**SERIES NO: 1570A**
**TRANCHE NO: 1**
**EUR 1,500,000,000 3.625 per cent. Fixed Rate Notes 2006 due 15 July 2011**

Issue Price: 99.90 per cent.

**Citigroup** **Credit Suisse**

**Rabobank International**

The date of these Final Terms is 20 March 2006

## PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 11 July 2005, as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004 and (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, in each case dated 8 September 2005, and (iv) a supplemental offering circular relating to an increase of the programme limit to Euro 70,000,000,000 dated 21 November 2005 (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands, and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

| | | | |
|---|---|---|---|
| **1** | Issuer: | | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) |
| **2** | (i) | Series Number: | 1570A |
| | (ii) | Tranche Number: | 1 |
| **3** | Specified Currency or Currencies: | | Euro ("**EUR**") |
| **4** | Aggregate Nominal Amount: | | |
| | (i) | Tranche: | EUR 1,500,000,000 |
| | (ii) | Series: | EUR 1,500,000,000 |
| **5** | | Issue Price: | 99.90 per cent. of the Aggregate Nominal Amount |
| **6** | Specified Denominations: | | EUR 1,000 |
| **7** | (i) | Issue Date: | 22 March 2006 |
| | (ii) | Interest Commencement Date (if different from the Issue Date): | Not Applicable |
| **8** | Maturity Date: | | 15 July 2011 |
| **9** | Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax) | | No |

| | | | |
|---|---|---|---|
| 10 | Interest Basis: | | 3.625 per cent. Fixed Rate |
| 11 | Redemption/Payment Basis: | | Redemption at par |
| 12 | Change of Interest or Redemption/Payment Basis: | | Not Applicable |
| 13 | Put/Call Options: | | Not Applicable |
| 14 | (i) | Status of the Notes: | Senior |
| | (ii) | Date approval for issuance of Notes obtained: | Not Applicable |
| 15 | Method of distribution: | | Syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | | |
|---|---|---|---|
| 16 | **Fixed Rate Note Provisions** | | Applicable |
| | (i) | Rate of Interest: | 3.625 per cent. per annum payable annually in arrear |
| | (ii) | Interest Payment Date(s): | 15 July in each year commencing 15 July 2006 (short first coupon) and ending on the Maturity Date |
| | (iii) | Fixed Coupon Amount: | EUR 36.25 per Note |
| | (iv) | Broken Amount: | EUR 11.42 per Note<br>in respect of the period from, and including, the Issue Date to, but excluding, 15 July 2006 |
| | (v) | Day Count Fraction (Condition 1(a)): | Actual/Actual-ICMA |
| | (vi) | Determination Date(s) (Condition 1(a)): | Each Interest Payment Date |
| | (vii) | Other terms relating to the method of calculating interest for Fixed Rate Notes: | Not Applicable |
| 17 | **Floating Rate Provisions** | | Not Applicable |
| 18 | **Zero Coupon Note Provisions** | | Not Applicable |
| 19 | **Index Linked Interest Note Provisions** | | Not Applicable |
| 20 | **Equity Linked Interest Note Provisions** | | Not Applicable |
| 21 | **Dual Currency Note Provisions** | | Not Applicable |

PROVISIONS RELATING TO REDEMPTION

| | | |
|---|---|---|
| 22 | **Call Option** | Not Applicable |

| | | |
|---|---|---|
| 23 | **Put Option** | Not Applicable |
| 24 | **Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note** | EUR 1,000 per Note of EUR 1,000 specified denomination |
| 25 | **Final Redemption Amount (Equity Linked Redemption Notes)** | Not Applicable |
| 26 | **Final Redemption Amount (Index Linked Redemption Notes)** | Not Applicable |
| 27 | **Early Redemption Amount** | |
| | (i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions): | Yes, as set out in the Conditions |
| | (ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)): | Yes |
| | (iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)): | Yes |
| | (iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g): | Not Applicable |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | |
|---|---|---|
| 28 | **Form of Notes** | Bearer Notes |
| | (i) Temporary or permanent Global Note/Certificate: | Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note |
| | (ii) Applicable TEFRA exemption: | D Rules |
| 29 | Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates: | TARGET |

| | | |
|---|---|---|
| 30 | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | No |
| 31 | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: | Not Applicable |
| 32 | Details relating to Instalment Notes: | Not Applicable |
| 33 | Redenomination, renominalisation and reconventioning provisions: | Not Applicable |
| 34 | Consolidation provisions: | Not Applicable |
| 35 | Other terms or special conditions: | So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to Noteholders on the day on which that notice is delivered to the clearing system |

**DISTRIBUTION**

| | | | |
|---|---|---|---|
| 36 | (i) | If syndicated, names and addresses of Managers: | **Citigroup Global Markets Limited**<br>Citigroup Centre<br>Canada Square<br>Canary Wharf<br>London E14 5LB<br>United Kingdom<br><br>**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)**<br>Croeselaan 18<br>3521 CB Utrecht<br>The Netherlands<br><br>**Credit Suisse Securities (Europe) Limited**<br>One Cabot Square<br>London E14 4QJ<br>United Kingdom |
| | (ii) | Stabilising Manager (if any): | Not Applicable |
| | (iii) | Dealers' Commission: | Combined management, underwriting and selling commission of 0.10 per cent. of the Aggregate Nominal Amount of the Notes |

| | | |
|---|---|---|
| **37** | If non-syndicated, name and address of Dealer: | Not Applicable |
| **38** | Additional selling restrictions: | Not Applicable |
| **39** | Subscription period: | Not Applicable |

**GENERAL**

| | | | |
|---|---|---|---|
| **40** | Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a): | | Not Applicable |
| **41** | The aggregate principal amount of Notes issued has been translated into Euro at the rate of Euro, producing a sum of (for Notes not denominated in Euro): | | Not Applicable |
| **42** | In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.: | | |
| | (i) | Numbering and letters: | Not Applicable |
| | (ii) | Whether CF-Form Notes will be issued: | Not Applicable |
| | (iii) | Numbering and letters of CF-Form Notes: | Not Applicable |
| | (iv) | Amsterdam Listing Agent: | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities) |
| | (v) | Amsterdam Paying Agent: | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities) |

## LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 70,000,000,000 Global Medium Term Note Programme of the Issuer.

## RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

## PART B – OTHER INFORMATION

**1 LISTING**

| | | |
|---|---|---|
| (i) | Listing: | Eurolist |
| (ii) | Admission to Trading: | Application has been made for the Notes to be admitted to trading on Eurolist by Euronext Amsterdam with effect from 22 March 2006 |
| (iii) | Estimate of total expenses related to admission to trading: | Euro 7,500 |

**2 RATING**

| | |
|---|---|
| Rating: | The Notes have been rated Aaa by Moody's Investors Service, Inc. ("**Moody's**"), AA+ by Fitch Ratings Ltd. ("**Fitch**") and AAA by Standard & Poor's Ratings Services ("**Standard & Poor's**").<br>As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. |

**3 NOTIFICATION**

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg and the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER**

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

| | | |
|---|---|---|
| (i) | Reasons for the offer: | Banking business |
| (ii) | Estimated net proceeds: | EUR 1,497,000,000 |
| (iii) | Estimated total expenses: | EUR 1,500,000 (comprising of Dealers' commission only) |

6 **YIELD**

| | |
|---|---|
| Indication of yield: | 3.649 per cent. per annum<br>This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate.<br>The yield is calculated at the Issue Date on the basis of the Issue Price of the Notes. It is NOT an indication of future yield. |

7 **HISTORIC INTEREST RATES**

Not Applicable

8 **PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

9 **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

10 **PERFORMANCE OF UNDERLYING, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

11 **OPERATIONAL INFORMATION**

| | | |
|---|---|---|
| (i) | ISIN Code: | XS0248561275 |
| (ii) | Common Code: | 024856127 |
| (iii) | Fondscode: | 15698 |
| (iv) | Any clearing system(s) other than | Not Applicable |

| | | |
|---|---|---|
| | Euroclear and Clearstream, Luxembourg and the relevant number(s): | |
| (v) | Delivery: | Delivery against payment |
| (vi) | The Agents appointed in respect of the Notes are: | Not Applicable |

Signed on behalf of the Issuer:

By:

Duly authorised